   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           EMERALD -- DELAWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7371                          91-1745906
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                           EMERALD -- DELAWARE, INC.
                         111 SW 5TH AVENUE, 27TH FLOOR
                               PORTLAND, OR 97204
                                 (503) 276-2900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MARTIN WRIGHT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           EMERALD -- DELAWARE, INC.
                         111 SW 5TH AVENUE, 27TH FLOOR
                               PORTLAND, OR 97204
                                 (503) 276-2900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            WILLIAM D. SHERMAN, ESQ.                          PATRICK O'BRIEN, ESQ.
            JUSTIN L. BASTIAN, ESQ.                        CHRISTOPHER J. AUSTIN, ESQ.
            MARY ANNE BECKING, ESQ.                            CHAD D. PERRY, ESQ.
            MORRISON & FOERSTER LLP                                ROPES & GRAY
               755 PAGE MILL ROAD                            ONE INTERNATIONAL PLACE
          PALO ALTO, CALIFORNIA 94304                      BOSTON, MASSACHUSETTS 02110
                 (650) 813-5600                                   (617) 951-7000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                          AGGREGATE                     AMOUNT OF
            SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)              REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.....................          $50,000,000                     $13,200
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) solely for the purpose of computing the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED                     , 2000

[EMERALD SOLUTIONS LOGO]

--------------------------------------------------------------------------------
                       Shares
Common Stock
--------------------------------------------------------------------------------

This is the initial public offering of Emerald -- Delaware, Inc., and we are
offering           shares of our common stock. We anticipate that the initial
public offering price will be between $     and $     per share. We have applied
to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EMSO."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING        PROCEEDS TO
                                                 PRICE TO            DISCOUNTS AND       EMERALD
                                                 PUBLIC              COMMISSIONS         SOLUTIONS
  Per Share                                      $                   $                   $
  Total                                          $                   $                   $

We and a selling stockholder have granted the underwriters the right to purchase
up to           additional shares to cover any over-allotments.

DEUTSCHE BANC ALEX. BROWN
                         ROBERTSON STEPHENS
                                        ADAMS, HARKNESS & HILL, INC.
                                                                   PACIFIC CREST

THE DATE OF THIS PROSPECTUS IS             , 2000.

                               PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus, including Risk Factors and the Financial Statements and related Notes, before making an investment decision.

                             EMERALD-DELAWARE, INC.

     We are an e-business services company that designs and builds Internet-based business solutions by integrating digital business strategy with both emerging and existing information technologies. We help our clients to create new e-businesses or to expand and improve their existing e-business activities. Our solutions enable our clients to use the Internet to enhance relationships with their customers and business partners, improve the efficiency of their operations and create new revenue opportunities.

     Businesses are increasingly using the Internet in an attempt to capitalize on these opportunities, and as a result the demand for Internet professional services has increased. According to International Data Corporation, an independent research firm, the worldwide market for Internet professional services will grow from $12.9 billion in 1999 to $78.6 billion in 2003.

     Our objective is to become the preferred provider of e-business services, delivering comprehensive solutions that allow our clients to realize the opportunities presented by e-business. We work with our clients to understand, refine and develop their e-business strategy and base our solution on that strategy, rather than any particular technology. We then architect, design and implement scalable, reliable and secure solutions that include not only Internet-centric applications, such as e-commerce web sites and corporate intranets, but also the integration of enterprise applications, such as business intelligence, customer relationship management, enterprise resource planning and supply chain management applications, whether existing or new.

     We deliver our e-business solutions from local offices and supplement our local delivery teams with professionals who possess specific industry expertise and business functional expertise. Our professionals employ our E-Business Engineering approach to deliver our solutions. Our approach is governed by a set of guiding principles and leverages our rapid solutions delivery methodology, breadth of capabilities and skilled professionals. Our guiding principles establish a rigor and discipline that, together with our methodology, result in solutions that are delivered quickly with superior quality. We are able to provide these solutions in complex e-business environments providing scalable, reliable and secure solutions because of our skilled and experienced professionals, who possess these capabilities, apply our guiding principles and use our solutions delivery methodology to deliver effective e-business solutions.

     To achieve our objective of becoming the preferred provider of e-business services, we seek to deliver high-quality and timely solutions. We also seek to attract, retain and motivate experienced professionals, target clients with potential for large e-business needs, expand our internal information technology infrastructure to facilitate growth and employ marketing efforts to increase awareness of our brand.

     We provide solutions for Fortune 1000 and emerging high growth companies in industries such as telecommunications, transportation, pharmaceuticals, financial services and the Internet. As of December 25, 1999, our 327 professionals had provided solutions for clients such as AT&T, Benjamin Moore, Dun & Bradstreet, Hawaiian Airlines, Lucent Technologies and Warner Lambert. Recent client engagements with emerging companies include BSQUARE, Covance, Pointsbeyond.com and Priceline Webhouse, Inc. Today we deliver our solutions from 10 offices located throughout the United States, including our headquarters in Portland, Oregon.

                                  THE OFFERING

Common stock offered........................                   shares

Common stock to be outstanding after this
offering....................................                   shares

Use of proceeds.............................    For repayment of debt and
                                                general corporate purposes,
                                                including working capital.

Proposed Nasdaq National Market symbol......    EMSO

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           FISCAL YEAR ENDED
                                              --------------------------------------------
                                              DECEMBER 27,    DECEMBER 26,    DECEMBER 25,
                                                  1997            1998            1999
                                              ------------    ------------    ------------
STATEMENTS OF OPERATIONS DATA:
  Revenues..................................    $ 2,234         $15,011         $34,711
  Income (loss) from operations.............     (3,853)            777          (5,440)
  Net income (loss).........................     (3,853)            708          (5,425)
  Income (loss) applicable to common
     stockholders...........................     (3,853)            708          (6,117)
  Net earnings (loss) per share:
     Basic earnings (loss) per share........      (0.09)           0.01           (0.12)
     Diluted earnings (loss) per share......      (0.09)           0.01           (0.12)
     Shares used to calculate basic earnings
       (loss) per share.....................     41,848          48,721          49,826
     Shares used to calculate diluted
       earnings (loss) per share............     41,848          50,911          49,826

                                                                 DECEMBER 25, 1999
                                                        -----------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                        -------    ---------    -----------
BALANCE SHEET DATA:
  Cash and cash equivalents...........................  $ 1,708     $6,708        $
  Current assets......................................   10,110     10,110
  Current liabilities.................................   10,892     10,892
  Total assets........................................   14,885     14,885
  Long term obligations...............................      242        242
  Redeemable convertible preferred stock..............    7,207         --
  Total stockholders' equity (deficit)................   (3,457)     8,750

     The total number of outstanding shares of our common stock and the pro forma data above are based on:

     - 50,042,580 shares of our common stock outstanding as of December 25, 1999; and

     - the automatic conversion of all outstanding shares of our Series A Preferred Stock issued in March 1999 into 13,333,334 shares of common stock, and all outstanding shares of our Series B Preferred Stock issued in February 2000 into 2,000,000 shares of common stock upon completion of this offering.

     The above information excludes:

     - 14,116,694 shares of common stock issuable upon exercise of options outstanding as of December 25, 1999, at a weighted average exercise price of $0.44 per share;

     - 4,522,851 shares of common stock available for issuance under our 1997 Stock Incentive Compensation Plan as of December 25, 1999; and

     - 325,000 shares of common stock available for issuance under our 1999 Non-Employee director Stock Option Plan as of December 25, 1999.

     See Note 7(b) of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

     The pro forma as adjusted amounts above give effect to the sale of the shares of common stock in this offering at an assumed public
offering price of $                         per share (less estimated
underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds" and "Capitalization."

     Unless otherwise specifically stated, information throughout this prospectus:

     - reflects the automatic conversion of all outstanding shares of redeemable convertible preferred stock upon completion of this offering into 15,333,334 shares of common stock; and

     - assumes no exercise of the underwriters' over-allotment option.

                           -------------------------

     We incorporated in Washington in November 1996 under the name Emerald Solutions, Inc. Our substantive operations began in January 1997. We reincorporated in Delaware in April 1999 under the name Emerald -- Delaware, Inc., and conduct business using the name Emerald Solutions. We are not affiliated with Emerald Solutions, Inc., a Delaware corporation. Our principal executive offices are located at 111 SW 5th Avenue, 27th floor, Portland, Oregon 97204 and our telephone number is (503) 276-2900. Our web site is located at "www.emeraldsolutions.com." Information contained on our web site does not constitute a part of this prospectus. Our fiscal year ends on the last Saturday of each calendar year.

                           -------------------------

     "Emerald Solutions" is our registered trademark and "E-Business Engineering" is our registered service mark, in addition, we have applied for registration of our Emerald Solutions "ES" logo, "E-Business Engineering" and "E-Business Engineering at Work." All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

              RISKS RELATED TO OUR MARKETS AND FINANCIAL CONDITION

OUR LIMITED OPERATING HISTORY AND THE NEW INTERNET PROFESSIONAL SERVICES MARKET IN WHICH WE OPERATE MAY MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR FUTURE SUCCESS.

     Because we began operations in 1997, we have a limited operating history upon which you can evaluate our business. In addition, we compete in a relatively new market known as the Internet professional services market. The limited amount of historical information about us and our market makes it more difficult for you to predict whether or not we will be successful. You should evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business, many of which are beyond our control. Our failure to successfully address the issues facing our business or our market could harm our ability to obtain new clients, retain existing clients and recruit and retain highly-skilled employees.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

     We incurred net losses of $3.9 million during fiscal year 1997, realized net income of $708,000 during fiscal year 1998, and incurred a net loss of $5.4 million in fiscal year 1999. As of December 25, 1999, we had an accumulated deficit of $8.6 million. We cannot assure you that we will achieve profitability in the future. Further, our operating expenses are to a large degree fixed, and any shortfall in anticipated revenue in any given period could harm our operating results. We also expect to continue to incur increasing sales and marketing, infrastructure development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Our quarterly revenues and operating results are volatile and difficult to predict. As a result, we believe that historical quarterly revenues and operating results are not necessarily indicative of future performance. A number of factors that are likely to cause this volatility in the future include:

     - variability in market demand for the Internet and for Internet professional services;

     - substantial fixed expenses, including personnel and related costs, incurred in opening new offices and in advance of contracts for projects;

     - the length and variability of our sales cycle;

     - the varying efficiency with which we utilize our employees, including our ability to rapidly transition employees from completed projects to new projects and among offices;

     - the introduction of new services by our competitors;

     - seasonality in revenues due to variations in the number of holidays from quarter to quarter;

     - changes in pricing policies by our competitors;

     - our relatively small number of customers and relatively large individual projects in proportion to total revenue;

     - market reaction to any future acquisitions, joint ventures, mergers or other business combinations;

     - how well we estimate the resources we need to complete projects; and

     - our ability to attract and retain professionals.

     Due to these factors, it is possible that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

IF WE FAIL TO ACCURATELY ESTIMATE THE RESOURCES NECESSARY FOR COMPLETION OF FIXED-FEE CONTRACTS, WE COULD LOSE MONEY ON THOSE CONTRACTS.

     We generate a significant portion of our revenues from contracts that have fees that are capped or that have a fixed fee. We work with complex technologies in compressed timeframes which makes it difficult for us to judge the time and resources any particular project may require. We have occasionally had to commit unanticipated additional resources to complete projects, and we expect we may have to take similar action in the future. If we fail to accurately estimate the resources required for a project, then our costs to complete the project could increase substantially and our results of operations could suffer.

                   RISKS RELATED TO OUR BUSINESS AND STRATEGY

WE ARE HEAVILY DEPENDENT ON REVENUES GENERATED FROM A LIMITED NUMBER OF CLIENTS, AND A REDUCTION IN THE WORK WE PERFORM FOR THESE CLIENTS COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     We derive a significant portion of our revenues from a limited number of clients. As a percentage of total revenues, revenues derived from our five largest clients decreased from 90% in fiscal year 1997 to 78% in fiscal year 1998 and 64% in fiscal year 1999. In fiscal year 1999, AT&T accounted for more than 10% of our revenues. No other client accounted for more than 10% of our revenues in fiscal year 1999. We expect to continue to derive a significant portion of our revenues from a limited number of clients. The loss of any significant client or the reduction in the work performed for any significant client could significantly reduce our revenues.

IF OUR CLIENTS DO NOT REHIRE US FOR NEW PROJECTS, OR IF THEY TERMINATE OR REDUCE THE SCOPE OF EXISTING PROJECTS, OUR REVENUES MAY DECLINE.

     A significant portion of our revenues is derived from fixed-fee, fixed-time contracts for discrete projects. If clients do not retain us for subsequent projects, then our revenues could decline. In addition, while our projects typically comprise several integrated phases, each sequential phase of a project represents a separate contractual commitment. The client may elect at any time not to proceed to the next phase of a project, which could reduce our revenues.

     Similarly, a client may attempt to cancel or reduce the scope of any phase of a project. It is possible that we may agree to the cancellation or reduction in scope, or that the client may prevail in the event of a dispute over whether it has the right to cancel or reduce the scope of a project. The cancellation, or reduction in scope, of a project could have a negative impact on our revenues. Further, a client could reject a deliverable in whole or in part. In this event, we could be required to either expend additional unanticipated resources which could cause us to exceed our expected budget for the project, or forego the associated revenues. Either circumstance could result in a negative impact on our results of operations.

WE MUST MEET CLIENT EXPECTATIONS AND EXPAND OUR NAME RECOGNITION TO REMAIN COMPETITIVE.

     We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of Internet professional services firms. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. Promotion and enhancement of our name will depend largely on our success in providing high quality e-business solutions. If clients do not perceive our e-business solutions to be effective or of high quality, our brand name and reputation could be seriously harmed.

OUR BUSINESS IS LABOR INTENSIVE AND IF WE ARE UNABLE TO RECRUIT AND RETAIN QUALIFIED PROFESSIONALS, OUR BUSINESS RESULTS WILL SUFFER.

     Because we are an Internet professional services firm, our success depends, in large part, on identifying, hiring, training and retaining qualified professionals. Because of the recent growth of the Internet, there is currently a shortage of professionals with the appropriate Internet-related skills and experience we seek and we expect this trend to continue for the foreseeable future. We compete with other companies to recruit and hire from this limited pool. If we cannot hire and retain qualified personnel, we may be unable to complete or retain existing projects or bid for new projects of similar scope and associated revenues.

OUR OPERATING RESULTS MAY SUFFER IF WE ARE NOT ABLE TO ADEQUATELY MANAGE OUR GROWTH.

     We have grown rapidly and expect to continue to grow rapidly both by hiring new employees and serving new business and geographic markets. Our headcount has grown from 169 people as of December 26, 1998, to 457 people as of December 25, 1999, and some members of our current management team have only recently joined us. Although we currently do not believe that we will continue to grow at this rate in the long-term, this growth has strained, and will continue to strain in the future, our managerial and operational resources. To manage our growth, we must establish new offices in appropriate geographic locations, establish profitable pricing, maintain high employee utilization rates and maintain project quality. If we are not able to do this effectively, our results of operations will be harmed.

THE LOSS OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR OTHER KEY PERSONNEL, MAY HARM OUR BUSINESS.

     We believe that our success depends on the continued employment of our senior management team. This dependence is particular to our business because personal relationships are a critical element of obtaining and maintaining client projects. If one or more of these key personnel were unable or unwilling to continue in their present positions, they would be very difficult to replace and our business could be seriously harmed. To date, a majority of our revenues have been generated by the selling efforts of our senior management. Accordingly, the loss of one or more members of our senior management team, including our president and chief executive officer, Martin Wright, could have a direct adverse impact on our future sales. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house e-business capabilities may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

IF WE ARE NOT SUCCESSFUL IN OPENING AND GROWING NEW OFFICES, OUR BUSINESS WILL BE HARMED.

     A key component of our growth strategy is to open offices in new geographic locations. Once we select a new location, we typically devote substantial financial and management resources to launch and grow that office. We may not select appropriate markets to enter, open new offices efficiently or manage new offices profitably. If we commit significant resources to launching and growing a new office which then fails, our results of operations could be harmed.

WE MAY NOT COMPETE SUCCESSFULLY WITH OUR COMPETITORS.

     The Internet and information technology consulting industry is relatively new and intensely competitive and we expect competition to intensify as this industry evolves. We believe that our competitors fall into several categories, including the following:

     - Internet services firms, such as iXL, Proxicom, Razorfish, Sapient, Scient, and Viant;

     - technology integrators, such as Andersen Consulting, Cambridge Technology Partners, EDS, IBM, and Tanning;

     - strategic consulting firms, such as Bain, Booz-Allen & Hamilton, Boston Consulting Group, Diamond Technology Partners, KPMG, and McKinsey; and

     - in-house information technology, marketing and design departments of our potential and current clients.

     Many of our competitors have longer operating histories, more clients, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we do. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. They may also develop and promote their products and services more effectively than we do.

     Because there are relatively low barriers to entry into our industry, we also expect other competitors to enter our market. In addition, we do not own any patented technology that would protect our market share or prohibit existing competitors or new entrants from providing services similar to ours. As a result, new and unknown market entrants pose a threat to our business.

     Current or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could harm our revenues and profitability. Further, competitors may have extensive knowledge of our industry and well-established relationships with our current or potential clients. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in client requirements than we can. If we fail to compete successfully against our competitors, our business could be seriously harmed.

POTENTIAL FUTURE ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND HARM OUR OPERATING RESULTS.

     We have acquired in the past, and may acquire in the future, other businesses. Any acquisition may complicate our management tasks and require integration of widely dispersed operations with distinct corporate cultures. Integration efforts may not succeed or may distract our management from servicing existing clients. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders could suffer dilution if we finance the acquisitions by incurring debt or issuing equity securities.

                  RISKS RELATED TO TECHNOLOGY AND THE INTERNET

OUR SUCCESS DEPENDS ON THE COMMERCIAL GROWTH OF THE INTERNET.

     Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. If the number of users of the Internet does not increase and e-commerce does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues may decrease. The factors that may affect Internet usage or e-commerce adoption include:

     - actual or perceived lack of security of information;

     - lack of access and ease of use;

     - congestion of Internet traffic;

     - inconsistent quality of service;

     - increases in access costs to the Internet;

     - excessive governmental regulation;

     - uncertainty regarding intellectual property ownership;

     - reluctance to adopt new business methods; and

     - costs associated with deploying new technologies necessary for e-commerce.

IF WE FAIL TO KEEP UP WITH TECHNOLOGICAL CHANGES, OUR BUSINESS WILL SUFFER.

     We generate our revenues from creating complex, integrated e-business solutions that are based upon today's leading technologies. The Internet professional services market and the enabling technologies used by our clients are characterized by rapid technological change, which causes evolving industry standards and changing client needs. Accordingly, our future success will depend, in part, on our ability to keep pace with these technological changes. Our ability to do this will depend on our success in hiring, training and retaining qualified professionals who can:

     - influence and respond to emerging industry standards and other technological changes;

     - understand the changes in technology affecting our industry; and

     - deliver effective solutions that utilize the most innovative technologies.

     Failure to respond successfully to these changes in a timely and effective manner may harm our ability to attract and retain clients.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

     Year 2000 issues may adversely affect our business and our clients' businesses. Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Many of these systems could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such Year 2000 requirements. Since January 1, 2000 we have not become aware of any material malfunctions of our computer systems and software relating to Year 2000 issues. However any failure on the part of our principal internal systems or the systems that we create for our clients could seriously harm our business, financial condition and operating results.

                       RISKS RELATED TO LEGAL UNCERTAINTY

WE MAY NOT HAVE RIGHTS TO SOLUTIONS WE DEVELOP FOR SPECIFIC CLIENTS.

     Our business often involves the development of software applications for specific client projects. Clients may negotiate assignment of ownership or restrictions on our use of the related applications. We also develop software applications for our own internal use and we retain ownership of these applications. Issues relating to the ownership of and rights to use software can be complicated and disputes may arise that affect our ability to reuse software, which could require us to incur additional expenses to develop new solutions for future products.

WE DEPEND ON OUR INTELLECTUAL PROPERTY, BUT WE MAY NOT BE ABLE TO PROTECT IT SUCCESSFULLY.

     We believe our trademarks and other proprietary rights are important to our success and competitive position. If we are unable to protect our trademarks and other proprietary rights against unauthorized use by others, our reputation among existing and potential clients could be damaged and our competitive position harmed. We have registered one trademark in the United States and have three applications pending for service marks. We use our best efforts to limit access to and distribution of our proprietary information, as well as proprietary information licensed from third parties. These strategies may not be adequate to deter misappropriation of our proprietary information and material due to:

     - non-recognition or inadequate protection of our proprietary rights in certain foreign countries;

     - undetected misappropriation of our proprietary information or materials;

     - development of similar software or applications by our competitors; and

     - unenforceability of the non-competition agreements entered into by our key employees.

     If our intellectual property protection strategies are inadequate, we could incur significant costs to defend our rights and our management's attention would be diverted. In addition, due to claims being made, whether or not they have merit or are successful, our trademarks and other proprietary rights may decline in value or not be enforceable. See "Business -- Intellectual Property" for more information concerning our proprietary intellectual property.

INTELLECTUAL PROPERTY CLAIMS COULD BE TIME CONSUMING AND COSTLY TO DEFEND AGAINST AND, IF WE ARE UNSUCCESSFUL, OUR ABILITY TO USE INTELLECTUAL PROPERTY IN THE FUTURE COULD BE LIMITED OR WE COULD BE SUBJECTED TO DAMAGES.

     We are obligated under some agreements to indemnify other parties as a result of claims that we infringe on the proprietary rights of third parties. Although we do not believe that the solutions that we develop for clients infringe on any third-party proprietary rights, third parties may assert infringement claims against us in the future and these claims may be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could harm our business. If any party successfully asserts a claim against us relating to proprietary technology or information, we may need to obtain licenses to the disputed intellectual property. We may not, however, be able to obtain these licenses on commercially reasonable terms, if at all, which could harm our business. Successful infringement claims against us may also result in monetary liability or may disrupt our business.

OUR BUSINESS IS SUBJECT TO U.S. AND FOREIGN GOVERNMENT REGULATION OF THE
INTERNET.

     Both the United States, at the state, local and federal government levels, and the European Union have recently passed legislation relating to the Internet. These laws are still being implemented. As a result, we are not certain how these laws will impact our business. We may be indirectly affected by this new legislation to the extent it impacts our clients and potential clients. In addition, U.S. and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would impact our business, results of operations or financial condition. If any new legislation dampens the growth of the Internet or decreases its acceptance as a communications or commercial medium, our business would be seriously harmed.

                         RISKS RELATED TO THIS OFFERING

YOUR ABILITY TO INFLUENCE CORPORATE MATTERS MAY BE LIMITED BECAUSE OUR OFFICERS AND DIRECTORS HAVE SIGNIFICANT VOTING POWER.

     Immediately following this offering, our officers, directors and 5% or
greater stockholders will hold approximately                shares of our common
stock, or      % of the outstanding shares. These stockholders, if acting together, have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our charter documents and the approval of any business combinations. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to other stockholders or us. Also, third parties could be discouraged from making a tender offer or bid to acquire our company at a price per share that is above the then-current market price.

MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     Our management has significant discretion in applying the net proceeds of this offering and may determine to apply them in ways with which you may not agree. See "Use of Proceeds" for a detailed description of how management intends to apply the net proceeds of this offering.

OUR STOCK PRICE COULD BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE.

     Prior to this offering, there has been no public market for our shares. A public trading market may fail to develop due to lack of investor interest in us, or it may develop but not become very liquid. The initial public offering price for our common stock will be determined by negotiations between us and representatives of the underwriters. This price may not be indicative of prices that will prevail later in the market. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. You may not be able to resell your shares at or above the initial public offering price. See "Underwriting."

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and the diversion of management's attention and resources, which could affect our business results.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or individuals or companies which acquired shares by exercising options granted before this offering. As a result, the value of your investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount you pay for shares of common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had you and all the existing stockholders and optionees paid the same amount per share of common stock as you will pay in this offering. See "Dilution" for a more complete description of the dilution of your investment in our common stock upon the completion of this offering.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE ON REASONABLE TERMS TO US, IF AT ALL.

     We expect that the net proceeds of this offering will be sufficient to meet our working capital needs for at least the next 12 months. However, we may need additional capital prior to that and after that period if we do not generate sufficient revenue from operations to offset our operating or other expenses. As a result, in the future, we may need to raise additional funds through public or private debt or equity financings. We may not be able to borrow money or sell more of our equity securities to meet our cash needs. Even if we are able to do so, it may not be on terms that are favorable or reasonable to us. If we are not able to raise additional capital when we need it in the future, we may not be able to:

     - hire, train and retain qualified Internet and information technology professionals;

     - develop new services;

     - respond to competitive pressures;

     - take advantage of opportunities, including acquisitions of complementary businesses or technologies; and

     - open new offices, in the United States and internationally.

     If we are not able to do any of the above, our business could be seriously harmed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our historical financial condition, results of operations and liquidity.

OUR CHARTER DOCUMENTS COULD DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT.

     Our certificate of incorporation and bylaws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. Any third-party takeover not supported by the board of directors, even if beneficial to our stockholders, could be subject to significant delays and difficulties. See "Description of Capital Stock" for a more detailed description of the terms of our charter documents that could hinder a third party's attempt to acquire control.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the
shares of common stock in this offering of approximately $       million
(approximately $       million if the underwriters' over-allotment option is
exercised in full), at an assumed initial public offering price of
$          .     per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the net proceeds from the sale of shares by the selling stockholder.

     We intend to use approximately $5.0 million of the net proceeds from this offering to repay all outstanding debt under our revolving credit facility. Borrowing under this credit facility bears interest at the bank's prime rate plus 2.25% (10.75% at December 25, 1999). We intend to use the remaining
$          of the net proceeds from this offering primarily for general corporate purposes, including working capital. The amounts that we actually expend will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank line of credit prohibits the payment of dividends without our bank's consent.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 25, 1999 on:

     - an actual basis;

     - a pro forma basis to give effect to the conversion of all outstanding shares of our Series A Preferred Stock issued in March 1999 into 13,333,334 shares of common stock, and the conversion of all outstanding shares of our Series B Preferred Stock issued in February 2000 into 2,000,000 shares of common stock automatically upon completion of this offering; and

     - a pro forma as adjusted basis to give effect both to the conversion of
       preferred stock and to the sale of           shares of common stock in
       this offering at an assumed initial public offering price of $ . per share (less estimated underwriting discounts and commissions and estimated offering expenses), and the application of the net proceeds.

     You should read this table in conjunction with our Financial Statements and related Notes, Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this prospectus.

                                                                      DECEMBER 25, 1999
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Cash and cash equivalents...................................  $ 1,708    $ 6,708      $
                                                              -------    -------      -------
Capital lease obligations and long-term liabilities, net of
  current portion...........................................      242        242
                                                              -------    -------      -------
  Redeemable convertible preferred stock, $0.001 par value,
     13,333,334 shares authorized, issued and outstanding
     actual; no shares authorized, issued and outstanding
     pro forma; and no shares authorized issued and
     outstanding pro forma as adjusted......................    7,207         --
                                                              -------    -------      -------
Stockholders' equity (deficit):
  Common stock, $0.001 par value: 100,000,000 authorized,
     50,042,580 issued and outstanding actual; 65,375,914
     shares issued and outstanding pro forma; and
                    shares issued and outstanding pro forma
     as adjusted............................................       50         65
  Stock subscription receivable.............................     (221)      (221)
  Additional paid-in capital................................    5,370     17,562
  Deferred compensation.....................................      (86)       (86)           ()
  Accumulated deficit.......................................   (8,570)    (8,570)           ()
                                                              -------    -------      -------
          Total stockholders' equity (deficit)..............   (3,457)     8,750
                                                              -------    -------      -------
          Total capitalization..............................  $ 3,992    $ 8,992      $
                                                              =======    =======      =======

     The data in the table above excludes:

     - 14,116,694 shares of common stock issuable upon exercise of options outstanding as of December 25, 1999, at a weighted average exercise price of $0.44 per share;

     - 4,522,851 shares of common stock available for issuance under our 1997 Stock Incentive Compensation Plan as of December 25, 1999; and

     - 325,000 shares of common stock available for issuance under our 1999 Non-Employee Director Stock Option Plan as of December 25, 1999.

     See "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock" and Notes 6 and 11 of Notes to Financial Statements for additional information regarding these shares.

                                    DILUTION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of December 25, 1999 was $8,750,293 or $0.13 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion
of this offering. After giving effect to the sale of the                shares
of common stock in this offering at an assumed public offering price of
$          .               per share (less estimated underwriting discounts and
commissions and estimated offering expenses), our pro forma as adjusted net
tangible book value as of December 25, 1999 would have been $          or
approximately $     per share. This represents an immediate increase in net
tangible book value of $          .               per share to existing
stockholders and an immediate dilution in net tangible book value of
$          .               per share to new investors, or approximately      %
of the initial public offering price of $          .               per share.
The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share as of December
     25, 1999...............................................  $0.13
  Increase per share applicable to new investors............  $
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................          $
                                                                      ------
Dilution per share to new investors.........................          $
                                                                      ======

     The following table shows, on a pro forma basis as of December 25, 1999, and after giving effect to this offering, the differences between existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based on an assumed initial public offering
price of $          .               per share, before deducting estimated
underwriting discounts and commissions and estimated offering expenses).

                                  Shares Purchased      Total Consideration     Average
                                 -------------------    -------------------    Price Per
                                  Number     Percent     Amount     Percent      Share
                                 --------    -------    --------    -------    ---------
Existing stockholders..........                    %    $                 %    $
New investors..................                                                $
                                 --------     -----     --------    ------     --------
          Total................               100.0%    $            100.0%
                                 ========     =====     ========    ======     ========

     The foregoing discussion and table are based on pro forma shares outstanding on December 25, 1999, and assume no exercise of any stock options outstanding as of that date. As of December 25, 1999 there were options outstanding to purchase 14,116,694 shares of common stock at a weighted average exercise price of $0.44 per share. To the extent any of these options are exercised, there will be further dilution to investors. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Notes 6 and 11 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and related Notes included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 27, 1997, December 26, 1998 and December 25, 1999 and the balance sheet data as of December 26, 1998 and December 25, 1999, are derived from, and are qualified by reference to, the audited Financial Statements and related Notes appearing elsewhere in this prospectus. The balance sheet data as of December 27, 1997 are derived from our audited financial statements not included in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

                                                                        FISCAL YEAR ENDED
                                                            ------------------------------------------
                                                            DECEMBER 27,   DECEMBER 26,   DECEMBER 25,
                                                                1997           1998           1999
                                                            ------------   ------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues................................................    $ 2,234        $15,011        $34,711
  Expenses:
    Cost of revenues......................................      1,925          7,742         19,281
    Sales and marketing...................................        407          2,401          6,590
    General and administrative............................      3,346          4,091         14,280
    Equity in losses of unconsolidated subsidiary.........        170             --             --
    Loss on investments in subsidiary held for disposal...        239             --             --

                                                            ------------   ------------   ------------
      Total operating expenses............................      6,087         14,234         40,151

                                                            ------------   ------------   ------------
  Income (loss) from operations...........................     (3,853)           777         (5,440)

                                                            ------------   ------------   ------------
  Net other expense.......................................         --             (9)           (19)

                                                            ------------   ------------   ------------
  Income (loss) before income taxes.......................     (3,853)           768         (5,459)

                                                            ------------   ------------   ------------
  Income taxes............................................         --             60            (34)

                                                            ------------   ------------   ------------
  Net income (loss).......................................     (3,853)           708         (5,425)

                                                            ------------   ------------   ------------
  Accretion of redemption value of redeemable convertible
    preferred stock.......................................         --             --            692
  Net income (loss) applicable to common stockholders.....    $(3,853)       $   708        $(6,117)

                                                            ------------   ------------   ------------
  Net earnings (loss) per share applicable to common
    stockholders:
    Basic earnings (loss) per share.......................    $ (0.09)       $  0.01        $ (0.12)
    Diluted earnings (loss) per share.....................    $ (0.09)       $  0.01        $ (0.12)
  Shares used to calculate:
    Basic earnings (loss) per share.......................     41,848         48,721         49,826
    Diluted earnings (loss) per share.....................     41,848         50,911         49,826

BALANCE SHEET DATA:
  Cash and cash equivalents...............................    $   127        $   303        $ 1,708
  Current assets..........................................      1,823          2,786         10,110
  Current liabilities.....................................      1,650          1,894         10,892
  Total assets............................................      2,945          4,646         14,885
  Long term obligations...................................        144            106            242
  Redeemable convertible preferred stock..................         --             --          7,207
  Total stockholders' equity (deficit)....................      1,151          2,646         (3,457)

     See Notes 1 and 7 of Notes to Financial Statements for a discussion of the determination of the shares used in computing basic and diluted net earnings
(loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our Financial Statements and related Notes included elsewhere in this prospectus.

OVERVIEW

     We are an e-business services company that designs and builds Internet-based business solutions for Fortune 1000 companies and emerging high growth companies. Our Fortune 1000 clients have included AT&T, Benjamin Moore, Dun & Bradstreet, Hawaiian Airlines, Lucent Technologies and Warner Lambert. Recent client engagements with emerging companies include BSQUARE, Covance, Pointsbeyond.com and Priceline Webhouse, Inc.

     Using our E-Business Engineering approach, we deliver Internet and information technology, or IT, solutions through local project teams of our experienced e-business professionals. At December 25, 1999, we had 457 employees, including 327 e-business professionals servicing approximately 110 separate projects for 48 clients across a broad spectrum of industries, including telecommunications, transportation, pharmaceuticals, financial services, and the Internet.

     We currently operate offices in the following metropolitan areas: Portland, Oregon; Bellevue, Washington; Birmingham, Alabama; Dallas, Texas; Denver, Colorado; Minneapolis, Minnesota; Phoenix, Arizona; San Francisco, California; Warren, New Jersey; and, Washington, D.C.

     We have generated substantially all of our revenues to date from professional services fees. We provide our professional services on either a fixed-fee or a time-and-materials basis, depending on the nature of the project. We enter into services agreements with our clients that establish the general terms and conditions of the relationship. Each client relationship has the potential to yield one or more projects for that client. As specific projects are identified by a client, we enter into separate statements of work with that client which outline the time frame and fees applicable to the specific project. We determine the proposed price for a fixed-fee project by estimating the type and overall complexity of the project, the anticipated number of professionals needed and their associated billing rates, and the estimated duration of, and risks associated with, the project. All fixed-fee proposals are approved by a member of our senior management team. Additionally, finance department personnel meet regularly with senior management or project managers to help ensure that the budgeted costs to complete a project, which are used to calculate revenue recognition, reflect the actual status of the project and the anticipated costs to complete the project. Our contracts typically permit us to make adjustments to the fixed fee if the scale of the project changes.

     Revenues earned under fixed-fee contracts are generally recognized as services are rendered, using the percentage-of-completion method of accounting (based on the ratio of hours worked to date to the estimated total hours required for completion). Revenues earned under time-and-materials contracts are generally recognized as services are provided. Revenues exclude reimbursable expenses charged to clients. Billings in advance of services performed are recorded as deferred revenues. Revenues recognized in advance of billings are recorded as cost in excess of billings. Although we have not experienced material losses on any project to date, if the resources or time required to complete a project were to exceed the fixed-fee, we would recognize any estimated losses on projects in progress in their entirety in the period such losses became known.

     A significant portion of our revenues is derived from a limited number of clients. In fiscal year 1999, AT&T accounted for more than 10% of our revenues. No other single client accounted for more than 10% of our revenues in fiscal year 1999. As a percentage of total revenues, revenues derived from our five largest clients decreased from 90% in fiscal year 1997 to 78% in fiscal year 1998 and to 64% in fiscal year 1999. These decreases were a result of increases in both the size and number of client projects. In addition, 9.7% of fiscal year 1999 revenues were earned from a related party. See Note 2 of Notes to Financial Statements. The loss of any significant client or the reduction or deferral in the work performed for any significant client could significantly reduce our revenues.

     Cost of revenues consists primarily of compensation and benefits for employees engaged in the delivery of E-Business Engineering services and non-reimbursable expenses related to client projects. We expect that our cost of revenues will increase as the number of our professional services personnel grows and as competitive wages increase and inflation requires adjustments. In addition, these expenses may increase after this offering because prospective employees may give less weight to the stock option component of our compensation package and require higher cash compensation.

     Sales and marketing expenses consist primarily of compensation, benefits and travel costs for employees in the sales and marketing groups and marketing program costs. We expect sales and marketing expenses will continue to increase due to continued branding efforts, increased sales and marketing personnel and increases in advertising and promotional activities.

     General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in our management, human resources, finance, information technology and administration groups. We expect these expenses to increase as we open new offices, increase personnel and incur additional costs related to the operation of our business.

     We have incurred a net loss of $3.9 million during fiscal year 1997, reported net income of $708,000 during fiscal year 1998, and incurred a net loss of $5.4 million in fiscal year 1999. As of December 25, 1999 we had provided a full valuation allowance on our net deferred tax assets because of uncertainties regarding recoverability. See Note 9 of Notes to Financial Statements.

     The number of our employees increased from 90 as of December 27, 1997, to 169 as of December 26, 1998, and to 457 as of December 25, 1999. Personnel compensation and facilities costs represent a high percentage of our operating expenses and are relatively fixed in advance of each quarter. In the near term, as we continue to grow our business and open new offices, costs may continue to exceed our revenues.

RESULTS OF OPERATIONS

     The following table sets forth financial data for each of the fiscal years ended December 27, 1997, December 26, 1998 and December 25, 1999, as a percentage of total revenues:

                                                          FISCAL YEAR ENDED
                                             --------------------------------------------
                                             DECEMBER 27,    DECEMBER 26,    DECEMBER 25,
                                                 1997            1998            1999
                                             ------------    ------------    ------------
STATEMENTS OF OPERATIONS DATA:
Revenues...................................      100.0%         100.0%          100.0%
Expenses:
  Cost of revenues.........................       86.2           51.6            55.6
  Sales and marketing......................       18.2           16.0            19.0
  General and administrative...............      149.8           27.3            41.1
  Equity in losses of unconsolidated
     subsidiary............................        7.6             --              --
  Loss on investment in subsidiary held for
     disposal..............................       10.7             --              --
                                                ------          -----           -----
          Total operating expenses.........      272.5           94.9           115.7
                                                ------          -----           -----
Income (loss) from operations..............     (172.5)           5.1           (15.7)
                                                ------          -----           -----
Net other expense..........................         --             --              --
                                                ------          -----           -----
Income (loss) before income taxes..........     (172.5)           5.1           (15.7)
                                                ------          -----           -----
Income taxes...............................         --            0.4            (0.1)
                                                ------          -----           -----
Net income (loss)..........................     (172.5)           4.7           (15.6)
                                                ------          -----           -----
Accretion of redemption value of redeemable
  convertible preferred stock..............         --             --            (2.0)
Net income (loss) applicable to common
  stockholders.............................     (172.5)           4.7           (17.6)
                                                ======          =====           =====

COMPARISON OF FISCAL YEARS 1997, 1998 AND 1999

REVENUES

     Revenues increased from $2.2 million in fiscal year 1997, to $15.0 million in fiscal year 1998, and to $34.7 million in fiscal year 1999. These increases were due primarily to increases in the number of our clients.

EXPENSES

  Cost of Revenues

     Cost of revenues increased from $1.9 million in fiscal year 1997, to $7.7 million in fiscal year 1998, and to $19.3 million in fiscal year 1999. These increases were due primarily to the hiring of additional professionals and to increases in salaries paid to our professional staff. As a percentage of total revenues, cost of revenues decreased from 86.2% in fiscal year 1997 to 51.6% in fiscal year 1998, and increased to 55.6% in fiscal year 1999. The decrease in fiscal year 1998 was due to revenue growth ahead of the growth of our professional staff and a decrease in lower-margin Year 2000 code remediation project engagements. The increase in fiscal year 1999 was due to additional hiring of professionals in anticipation of increased demand for our services.

  Sales and Marketing

     Sales and marketing expenses increased from $407,000 in fiscal year 1997, to $2.4 million in fiscal year 1998, and to $6.6 million in fiscal year 1999. These increases were due to an increase in the number of sales personnel and an overall increase in our marketing and branding efforts. As a percentage of total revenues, sales and marketing expenses decreased from 18.2% in fiscal year 1997 to 16.0% in fiscal year 1998, and increased to 19.0% in fiscal year 1999. The decrease in fiscal year 1998 was due to revenue growth outpacing the growth in sales and marketing expenses, and the increase in fiscal year 1999 was due to the growth of our marketing and branding efforts.

  General and Administrative

     General and administrative expenses increased from $3.3 million in fiscal year 1997, to $4.1 million in fiscal year 1998, and to $14.3 million in fiscal year 1999. These increases were due to an increase in lease expenditures in connection with the expansion of offices and the hiring of additional employees. As a percentage of total revenues, general and administrative expenses decreased from 149.8% in fiscal year 1997 to 27.3% in fiscal year 1998, and increased to 41.1% in fiscal year 1999. The decrease in fiscal year 1998 was due to revenue growth outpacing the growth in general and administrative expenses, and the increase in fiscal year 1999 was due to the expansion of our infrastructure to support our growth in systems and professionals.

  Net Income (Loss)

     We recorded a net loss of $3.9 million in fiscal year 1997, net income of $708,000 in fiscal year 1998, and an additional net loss of $5.4 million in fiscal year 1999. Our 1997 results of operations include $170,000 of losses from operations of an acquired unconsolidated subsidiary and a one-time charge of $239,000 relating to the disposal of this subsidiary. See Note 10 of Notes to Financial Statements for a discussion of amounts related to the Company's 1997 unconsolidated subsidiary.

  Accretion of Redemption Value of Redeemable Convertible Preferred Stock

     In connection with our issuance of redeemable convertible preferred stock in 1999, $692,000 was recorded relating to accretion, over the period through redemption, of the difference between the carrying amount and the redemption value of the redeemable convertible preferred stock. The redeemable convertible preferred stock will convert into common stock upon the completion of our initial public offering.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited quarterly operating results for each of the eight quarters in the two-year period ended December 25, 1999. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our Financial Statements and Notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                               QUARTER ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 28,   JUN. 27,   SEPT. 26,   DEC. 26,   MAR. 27,   JUN. 26,   SEPT. 25,   DEC. 25,
                                            1998       1998       1998        1998       1999       1999       1999        1999
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                              (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenues................................   $2,632     $3,143     $4,177      $5,059     $5,929     $8,357     $ 9,763    $10,662
Expenses:
  Cost of revenues......................    1,800      1,623      2,069       2,250      3,328      4,224       5,257      6,472
  Sales and marketing...................      462        378        573         988        989      1,356       1,779      2,466
  General and administrative............      861        696      1,145       1,389      2,321      2,914       3,785      5,260
                                           ------     ------     ------      ------     ------     ------     -------    -------
        Total operating expenses........    3,123      2,697      3,787       4,627      6,638      8,494      10,821     14,198
                                           ------     ------     ------      ------     ------     ------     -------    -------
Income (loss) from operations...........     (491)       446        390         432       (709)      (137)     (1,058)    (3,536)
                                           ------     ------     ------      ------     ------     ------     -------    -------
Net other expense.......................       (2)        (3)        (2)         (2)       (15)        47         (13)       (38)
                                           ------     ------     ------      ------     ------     ------     -------    -------
Income (loss) before income taxes.......     (493)       443        388         430       (724)       (90)     (1,071)    (3,574)
                                           ------     ------     ------      ------     ------     ------     -------    -------
Income taxes............................       --         16         25          19         --         --         (34)        --
                                           ------     ------     ------      ------     ------     ------     -------    -------
Net income (loss).......................     (493)       427        363         411       (724)       (90)     (1,037)    (3,574)
                                           ------     ------     ------      ------     ------     ------     -------    -------
Accretion of redemption value of
  redeemable convertible preferred
  stock.................................       --         --         --          --         69        207         208        208
Net income (loss) applicable to common
  stockholders..........................   $ (493)    $  427     $  363      $  411     $ (793)    $ (297)    $(1,245)   $(3,782)
                                           ======     ======     ======      ======     ======     ======     =======    =======

                                                                               QUARTER ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 28,   JUN. 27,   SEPT. 26,   DEC. 26,   MAR. 27,   JUN. 26,   SEPT. 25,   DEC. 25,
                                            1998       1998       1998        1998       1999       1999       1999        1999
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
PERCENTAGE OF REVENUES:
Revenues................................   100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Expenses:
  Cost of revenues......................    68.4       51.7        49.6       44.5       56.1       50.5        53.8       60.7
  Sales and marketing...................    17.6       12.0        13.7       19.5       16.7       16.2        18.2       23.1
  General and administrative............    32.7       22.1        27.4       27.5       39.2       34.9        38.8       49.4
                                           -----      -----       -----      -----      -----      -----       -----      -----
        Total operating expenses........   118.7       85.8        90.7       91.5      112.0      101.6       110.8      133.2
                                           -----      -----       -----      -----      -----      -----       -----      -----
Income (loss) from operations...........   (18.7)      14.2         9.3        8.5      (12.0)      (1.6)      (10.8)     (33.2)
                                           -----      -----       -----      -----      -----      -----       -----      -----
Net other expense.......................      --       (0.1)         --         --       (0.2)       0.5        (0.2)      (0.3)
                                           -----      -----       -----      -----      -----      -----       -----      -----
Income (loss) before income taxes.......   (18.7)      14.1         9.3        8.5      (12.2)      (1.1)      (11.0)     (33.5)
                                           -----      -----       -----      -----      -----      -----       -----      -----
Income taxes............................      --       (0.5)        0.6        0.4         --         --        (0.4)        --
                                           -----      -----       -----      -----      -----      -----       -----      -----
Net income (loss).......................   (18.7)      13.6         8.7        8.1      (12.2)      (1.1)      (10.6)     (33.5)
                                           -----      -----       -----      -----      -----      -----       -----      -----
Accretion of redemption value of
  redeemable convertible preferred
  stock.................................      --         --          --         --       (1.2)      (2.5)       (2.1)      (2.0)
Net income (loss) applicable to common
  stockholders..........................   (18.7)%     13.6%        8.7%       8.1%     (13.4)%     (3.6)%     (12.7)%    (35.5)%
                                           =====      =====       =====      =====      =====      =====       =====      =====

     We believe that fluctuations in our quarterly operating results are caused by many factors, some of which are outside of our control. The factors influencing these fluctuations include the variability in market demand for our services and the length of the sales cycle associated with our service offerings. In addition, the number, size and scope of our projects and the efficiency with which we utilize our employees can affect these fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations and investments in property and equipment through private equity financings, bank borrowings and capital lease financing arrangements.

     Our cash and cash equivalents increased from approximately $303,000 at December 26, 1998 to $1.7 million at December 25, 1999. This increase was from the net proceeds of $6.5 million from the issuance of 13,333,334 shares of redeemable convertible preferred stock in March 1999. Our cash balances were offset by cash used for operating activities of $6.8 million. Cash used for operating activities was principally made up of operating losses of $5.4 million for fiscal year 1999 and working capital used to fund growth. The cash used in investing activities reflects our purchases of $3.2 million in property and equipment. In February 2000, we entered into agreements to sell 2,000,000 shares of our redeemable convertible preferred stock for $5.0 million.

     We maintain a revolving credit facility with a bank which provides for borrowings of up to the lesser of $5.0 million or 85% of eligible accounts receivable. Borrowings under this line of credit bear interest at the bank's prime rate plus 2.25% and are secured by substantially all of our assets. As of December 25, 1999, we had borrowed $5.0 million under this line of credit.

     We anticipate that we will expend capital to develop the infrastructure to support our anticipated future growth. As a result, we expect to use cash from operations and the net proceeds from this offering to meet capital expenditures and working capital necessary to support this growth. We currently have no material commitments for capital expenditures. We believe that our current cash, cash equivalents, bank facility, short-term investments and the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, we may require additional financing within this time frame and any additional financing, if needed, may not be available on terms acceptable to us, if at all.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, many of these systems could fail or malfunction because they may not be able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including us and our clients, potential clients, vendors and strategic partners, may experience system failures and need to upgrade their systems to comply with applicable Year 2000 requirements. Although since January 1, 2000 we have not experienced operational difficulties caused by undetected errors or defects in our internal systems, we cannot assure you that we will not experience Year 2000 related operational difficulties in the future.

RISKS

     Because our clients are dependent, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 would disrupt operations. Purchasing patterns of our clients and potential clients may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance and may therefore defer new initiatives until they do so. We may become involved in disputes regarding Year 2000 problems occurring in solutions we have developed or implemented or arising from the interactions of our Internet solutions with other software applications. Year 2000 problems could require us to incur delays in providing our services to clients and unanticipated expenses.

STATE OF READINESS

     To address these issues, we formed a Year 2000 assessment and contingency planning committee, called the Y2K Committee, to review both our information technology systems and our non-information technology systems, and where necessary, to plan for and supervise the remediation of those systems. We have assessed the Year 2000 readiness of our critical hardware and software systems. The providers of these systems have either confirmed to us that these systems are Year 2000 compliant or provided the information necessary for us to implement upgrades to make them Year 2000 compliant.

     We have completed discussions with other significant vendors regarding their Year 2000 remediation plans. Based on these discussions, we believe that the Year 2000 problem will not materially impact the operations of our significant clients or their plans to purchase our services.

     Our standard master services agreement does not warrant Year 2000 compliance other than the warranties provided by vendors of the software used in our solutions. We have reviewed significant non-standard client contracts to determine our exposure for failure to provide Year 2000 compliant solutions. We believe these contracts do not provide express warranties for Year 2000 compliance for our solutions. Nevertheless, under either contractual arrangement, we may become involved in disputes regarding Year 2000 problems occurring in solutions we have developed or implemented or arising from the interactions of our Internet solutions with other software applications. We have tested for or received assurances of Year 2000 compliance for the major software components used in our client applications. We believe that our exposure for failure to provide Year 2000 compliant products would not have a material impact on our business or operations.

COSTS OF COMPLIANCE

     Based on work done to date, we believe that the cost of work and materials to complete our Year 2000 program will not be material. We believe that the Year 2000 risk will not present significant operational problems for us. However, there can be no assurance that our Year 2000 program will prevent any material adverse effect on our operations, financial condition or customer relations.

CONTINGENCY PLAN

     We have developed contingency plans for critical individual information technology systems and non-information technology systems to address Year 2000 risks not fully resolved by our Year 2000 program.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of this statement is not expected to have a material impact on our financial statements.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements," which we adopted December 26, 1999. SAB 101 provides guidance on revenue recognition issues. SAB 101 did not have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     We are an e-business services company that designs and builds Internet-based business solutions by integrating digital business strategy with both emerging and existing information technologies. We help our clients to create entirely new e-businesses or to expand and improve their existing e-business activities. Our solutions enable our clients to use the Internet to enhance relationships with their customers and business partners, improve the efficiency of their operations and create new revenue opportunities.

     Our solutions combine digital strategy consulting, systems architecture analysis, application and technology infrastructure development and implementation. We deliver our solutions with an interdisciplinary approach which we call E-Business Engineering. This approach provides a principled framework for each stage and component of a client engagement. This includes working with the client to create a strategic vision, designing an effective e-business solution, developing the appropriate technical architecture, which provides security, scalability and reliability, and implementing and integrating Internet and enterprise applications with existing information technology, or IT, systems. We believe that this approach and our professionals' experience, especially with high reliability secure applications, are key elements of our strategy that enable us to deliver innovative, robust and scalable e-business solutions within our clients' timeframes and budgets.

     As of December 25, 1999, we were providing e-business solutions on approximately 110 separate projects for 48 clients. We have provided solutions for clients such as AT&T, Benjamin Moore, Dun & Bradstreet, Hawaiian Airlines, Lucent Technologies and Warner Lambert. As of December 25, 1999, we had 327 professionals who deliver our solutions from offices located in or near Portland, Oregon; Bellevue, Washington; Birmingham, Alabama; Dallas, Texas; Denver, Colorado; Minneapolis, Minnesota; Phoenix, Arizona; San Francisco, California; Warren, New Jersey; and, Washington, D.C.

INDUSTRY BACKGROUND

     Businesses are increasingly using the Internet to create new revenue opportunities by enhancing their interactions with new and existing customers. Businesses are also using the Internet to increase efficiency in their operations through improved communication, both internally and with suppliers and other business partners. According to International Data Corporation, the market for business-to-business e-commerce will grow from $64.8 billion in 1999 to $978.4 billion in 2003. To capitalize fully on the new opportunities presented by the Internet, businesses demand Internet-based business solutions that process transactions and deliver information more effectively than traditional information technology systems.

     Internet-based business solutions are becoming increasingly complex and usually involve more than implementing the latest technology. To be effective, these solutions often also encompass business strategy and organizational transformation and require the integration of a diverse set of partners, processes and systems. Further, these solutions include not only Internet-centric applications, such as e-commerce web sites and corporate intranets, but also the integration of enterprise applications, such as business intelligence, customer relationship management, enterprise resource planning and supply chain management applications, whether existing or new.

     These Internet-based business solutions are often large and difficult to manage and must keep pace with constantly evolving business processes and technological innovations. Internal IT departments often do not have the appropriate resources or breadth of skills necessary to execute these initiatives. As a result, companies increasingly turn to outside professionals to design, integrate and implement their Internet-based business solutions. According to Interna-tional Data Corporation, the world-wide market for Internet services is projected to grow from $12.9 billion in 1999 to $78.6 billion in 2003.

     The rapidly growing demand for Internet professional services has attracted many firms to this market. These firms include systems integrators, strategy consulting firms and Internet professional services providers. While these firms have specific strengths, many are limited in their ability to deliver comprehensive, complex e-business solutions. Some firms provide technology-centric solutions without giving appropriate consideration to their client's business strategy. Web design firms typically focus on user interfaces and front-end design and do not offer a broad scope of expertise for rapid development and deployment of innovative e-business systems and capabilities. Traditional IT services firms typically have been focused primarily on legacy systems enhancements, Year 2000 compliance and the implementation of traditional business applications. Hence, many professional services firms have not cultivated the skills necessary to design and implement e-business solutions in a timeframe consistent with market requirements.

     Companies that are seeking to build or enhance their e-business capabilities require a professional services provider that has developed a broad range of integrated capabilities. These services providers must provide strategic industry insights combined with extensive technological skills to design and create infrastructure, applications and business systems that are innovative, reliable and scalable. Moreover, these services providers must have a structured approach and the experience necessary to rapidly innovate and implement e-business solutions. These services providers must also be able to understand and integrate a wide spectrum of emerging technologies and existing systems. Although a number of professional services providers currently are attempting to address the demand for Internet-based business solutions, only a limited number are able to offer the broad range of integrated capabilities which allow for the development of highly scalable, reliable and secure applications. Much of the increasing demand for Internet-based business solutions remains unaddressed.

OUR SOLUTION

     We believe that the following key elements of our solution differentiate us from most Internet professional services providers and enable us to effectively meet the demand for Internet-based business solutions:

Our clients' strategy drives our e-business solutions

     We work with our clients to understand, refine and develop their e-business strategy and base our solution on that strategy, rather than any particular technology. As a result, every technology, technique and process that we recommend and implement can be traced back to our clients' strategic goals. Our defined E-business Engineering approach further supports our clients' strategic goals by enabling us to deliver our solutions within their time and budgetary constraints. Furthermore, our approach includes a flexible framework that provides for continual monitoring and reassessment of original business and technology assumptions to address our clients' changing business needs and strategies, when applicable.

We deliver enterprise-wide e-business solutions

     We employ professionals with the breadth of skills and depth of experience necessary to provide enterprise-wide e-business solutions in a timely and effective manner. Generally, our professionals review the client's entire organization and business processes to determine which parts of its operations would benefit from e-business initiatives. We then identify the system architecture and capabilities required to implement these identified initiatives. Once these requirements are identified, we can then deliver the solution, whether it entails building an entire e-commerce web site from the ground up, integrating an Internet-based customer relationship management application with the client's existing IT infrastructure, or transforming the client's relationships with its suppliers with Internet-based supply chain management applications. Our experience allows us to be innovative and, where appropriate, leverage a client's existing IT infrastructure to integrate existing information and applications with Internet technologies. This allows us to enhance and extend the value of our client's existing IT infrastructure. Furthermore, our professionals are typically hired from other project-based companies and possess the business and technology capabilities and experience required to manage large, complex projects based on secure, scalable platforms.

We have a geographic delivery model enhanced with specific, vertical industry expertise and horizontal solutions capabilities

     We have opened offices in ten metropolitan areas in the United States which allow us to provide e-business solutions to our clients in these areas with a local core delivery team. Our teams are led by highly experienced, local project managers who are accountable for delivering our solution. Local core delivery teams and accountability provide consistent client contact and rapid availability of resources. Further, our local delivery strategy allows us to recruit talented professionals who have particular geographic preferences. Where appropriate, we supplement the core local delivery team with professionals who possess specific expertise in certain industries including telecommunications, transportation, pharmaceuticals, financial services and the Internet. These professionals enhance our ability to understand the key business issues facing clients in specific industries. We believe that we deliver superior e-business solutions through a greater understanding of a client's business. We may also supplement the core team with professionals who operate on a company-wide basis and possess horizontal, or business functional, capability expertise, such as e-commerce, customer relationship management and supply chain management. The local delivery teams can also draw upon our knowledge management and quality system to supplement their expertise.

OUR STRATEGY

     Our objective is to become the preferred provider of comprehensive e-business solutions. To achieve our objective, we are pursuing the following strategies:

Focus on high-quality and timely delivery of e-business solutions

     We focus on local delivery supported by national vertical and horizontal expertise that is tied together by our knowledge management and quality system. This focus allows us to meet our goals of delivering high quality and timely solutions. We believe our focus on high quality and timely delivery will result in strong relationships with satisfied clients. We expect these strong relationships will lead to expanded follow-on engagements with existing clients and referrals for new clients.

     To enhance our delivery of timely, high quality e-business solutions to our clients, we intend to expand our vertical industry expertise and our horizontal solutions capabilities as well as our knowledge management and quality system. Our knowledge management and quality system is a repository of knowledge and experience including the innovative processes, techniques and analyses our professionals have developed through prior client projects. This system allows for the consistent delivery of solutions across all of our offices, as well as the opportunity to leverage skills and experiences from disparate parts of our organization. Additionally, this system leads to a reduction in duplicated efforts, thus improving our ability to deliver timely solutions.

Continue to attract, retain and motivate experienced professionals

     To grow our business we seek to attract, retain and motivate experienced professionals who have demonstrated success and who will enable us to deliver high quality solutions for our clients. As of December 25, 1999, we employed a full-time staff of 21 recruiters, increased from six as of December 26, 1998. These recruiters are responsible for hiring professionals who possess the necessary qualifications and values consistent with our culture. Additionally, we have established an employee referral program that motivates our current professionals to bring new professionals to us. This program allows us to hire professionals with the skills, experience and cultural values we seek. To date, we have hired a significant portion of our professionals through this program. We believe we are able to attract, retain and motivate our professionals by providing:

     - the opportunity to work with cutting-edge technologies to create e-business solutions;

     - a corporate culture that encourages innovation, responsibility and open communication;

     - a defined program for professional development and career planning;

     - a regional delivery model that seeks to minimize travel; and

     - stock options to every employee.

Target clients with potential for large e-business needs

     We target clients who are Fortune 1000 and emerging high-growth companies. We believe our targeted customers have the highest potential for complex business needs requiring our ability to provide comprehensive e-business solutions. Generally, clients with complex e-business needs, especially the need for scalable, reliable and secure applications, provide long-term relationships and often predictable projects that enable us efficiently to deploy our professionals and manage our business. Also, through long-term relationships, we become more familiar with our clients' businesses and are able to provide them with more successful solutions. Due to their size and visibility, we believe our successful delivery of e-business solutions to these Fortune 1000 and emerging high-growth companies helps establish our brand and credibility within the Internet services marketplace.

Continue to expand our internal IT infrastructure to facilitate growth

     Our highly integrated, customized, and scalable IT systems include revenue forecasting, budgeting, project control and costing, human resource management, accounting and a corporate intranet. We use our systems to provide our professionals with quality business information on a timely basis to enhance our decision-making processes. We intend to continue to expand our internal systems to facilitate our future growth. We also intend to continue to expand our knowledge management and quality system in order to enable the reuse of our best business practices and reduce duplication of effort.

Increase brand awareness

     We believe a recognizable brand results in a greater ability to attract new clients and employees. We seek increased brand awareness through the following means:

     - establishing a position of thought leadership in the e-business marketplace through presentations at seminars and conferences as well as representation in the press;

     - creating awareness of our company through targeted local and national marketing and advertising programs;

     - enhancing understanding of our service offerings and approach through expanded web communications and collateral marketing; and

     - supporting the presence and sales capacity of our local delivery offices through regional and field marketing efforts.

THE E-BUSINESS ENGINEERING APPROACH

     We have developed E-Business Engineering to apply a disciplined, practical and results-oriented approach to the development of e-business solutions. E-Business Engineering defines a strategy for the creation and delivery of e-business solutions that identifies opportunities to add value to the client's core business activities rather than immediately adopting specific enabling technologies or techniques. More than just a methodology, E-Business Engineering is an approach that is governed by a set of guiding principles, and that leverages our rapid solutions delivery methodology, breadth of capabilities and skilled people. Our guiding principles establish a rigor and discipline that, together with our methodology, result in solutions that are delivered quickly with superior quality. We are able to provide these solutions in complex e-business environments because of the breadth of our capabilities. Ultimately, our E-Business Engineering approach is made successful by our skilled and experienced people, who possess these capabilities, apply our guiding principles and use our solutions delivery methodology to deliver effective e-business solutions.

Guiding Principles

     E-Business Engineering is based on a set of guiding principles that are themselves based on engineering standards and best practices. These principles dictate that our solutions support our client's business objectives and advance their corporate strategy, while allowing them the flexibility to adapt to changing markets. In addition, our principles dictate that our solutions should be based on repeatable processes and attainable goals and should responsibly meet expected budgetary and time constraints.

Solutions Delivery Methodology

     Our solutions delivery methodology comprises three core components: Vision, Initiative and Iteration.

     - Vision -- We believe successful e-business solutions are dependent on, and shaped by, a sound e-business vision. Within the first component of our methodology, we work with a client to develop an enterprise-wide vision of the client's strategic e-business goals.

     - Initiative -- Large, complex e-business solutions often demand that we develop and integrate a number of disparate initiatives to achieve a client's vision. The modular nature of our initiative delivery methodology allows us to deliver initiatives in series or in parallel depending upon the client's objectives and requirements.

     - Iteration -- We deliver our solutions in discrete, incremental phases, incorporating constant feedback from our client. This iterative component addresses a client's need for rapid initiative deployment and return on investment.

     Together these components of our solutions delivery methodology yield a flexible framework that provides for continual monitoring and reassessment of original business and technology assumptions in order to identify clients' changing business needs. Because our methodology is not overly rigid, our consultants can create scalable and customized e-business solutions that are in constant alignment with client expectations and business needs. In addition, our knowledge management and quality system contains a library of templates and techniques designed to ensure clients understand their solution, communicate with the development team and have the opportunity to approve work.

Capabilities

     We use our E-Business Engineering approach to deliver complex e-business solutions that often comprise many diverse components, such as Internet applications, enterprise applications and existing systems. Our capabilities enable us to determine which combination of components will provide our clients the most effective solution given their diverse business needs and then to implement and integrate the appropriate components into an overall solution. We analyze, develop, implement and integrate a wide variety of solutions, including:

     - Strategy and architecture planning -- digital strategy and enterprise architecture planning;

     - e-Commerce -- integrated web storefronts, Internet billing applications and business-to-business transaction processing;

     - Business Intelligence -- data warehousing, business analytics and personalized interactions between a business and its customers;

     - Customer Relationship Management -- marketing automation, sales force automation and call center/customer support integration;

     - Enterprise Resource Planning -- finance, human resources and manufacturing application development and deployment;

     - Supply Chain Management -- inventory, logistics, distribution and vendor management strategies and applications;

     - Enterprise Application Integration -- enable disparate Internet and enterprise applications, including existing applications, to share information and logic throughout various systems;

     - Custom Software Development -- focus on platform-specific or system integration issues which demand a breadth of software engineering skills and experiences; and

     - Program Management -- activities such as strategic alignment and prioritization, resource allocation, project communications and initiative management.

People

     We establish empowered, multi-disciplined local delivery teams of seasoned professionals, averaging more than ten years of experience in their respective fields. These teams incorporate strategic, business and technical concerns, while applying repeatable disciplines and innovative practices to develop e-business solutions. We support our local delivery teams with various industry and business functional experts as well as our knowledge management and quality system that serves as a repository of our company-wide capabilities, skills and experiences. These experts and our knowledge management and quality system allow our delivery teams to access a wealth of solutions and implementation expertise.

CLIENTS

     We focus on providing solutions to Fortune 1000 and emerging high growth companies. We currently serve clients in a wide variety of industries, with expertise in the telecommunica-tions, transportation, pharmaceuticals, financial services and Internet industries. The following is a representative list of our clients:

AT&T                          Hawaiian Airlines
Benjamin Moore                Lucent Technologies
Boeing                        Portland Gas & Electric
Consolidated Freightways      Transitions for Health
Dun & Bradstreet              Unicapital
Emery Worldwide               Warner Lambert
Greens.com

     Recent client engagements with emerging companies include BSQUARE, Covance, Pointsbeyond.com and Priceline Webhouse, Inc.

     A significant portion of our revenues is derived from a limited number of clients. In fiscal year 1999, AT&T accounted for more than 10% of our revenues. No other single client accounted for more than 10% of our revenues in fiscal year 1999. The loss of any significant client or the reduction or deferral in the work performed for any significant client could significantly reduce our revenues.

CASE STUDIES

AT&T -- An international telecommunications company.

Relationship:  Our relationship with AT&T began in November 1997. From our first project for AT&T, which involved custom Internet
               software development, this relationship has expanded to
               helping AT&T manage a broad series of Internet programs.
Challenge:     Assist AT&T in improving its business client billing systems to realize greater operational efficiencies and provide a
               higher level of customer service.
Solution:      We designed and implemented a web-based architecture and
               suite of systems that leverage and extend various legacy
               AT&T customer service support systems for dispute
               management, collection, contract management and customer
               satisfaction capabilities for business clients. By
               integrating its legacy systems with a web-based platform,
               AT&T is able to:
               - enable its customer service representatives to accurately quantify and track accounts in review;
               - automatically provide tools, information and techniques to allow these representatives to more efficiently resolve
                 client issues and prioritize collection activities;
               - track and coordinate customer contract management and
               special offers; and
               - search and sort customer service inquiries through
               high-capacity imaging and web-based retrieval systems.
               As a result, AT&T can improve the efficiency of its billing operations and quickly identify priority business clients to help them resolve billing issues in real-time.

DUN & BRADSTREET -- A business credit and marketing information company.
Relationship:  Dun & Bradstreet initially retained us in May 1999 to assist them in the creation of a data store that serves as a
               centralized point for data collected from businesses around the world.
Challenge:     Enable Dun & Bradstreet to create a scalable, accessible and centralized global data warehouse for business-to-business information.
Solution:      We are working with Dun & Bradstreet to centralize the
               collection, housing and dissemination of data from more than
               58 million businesses in approximately 232 countries around the world. Our solution includes analyzing, designing and
               implementing a multi-lingual data store that contains more than 17 billion pieces of business information. We are also working with Dun & Bradstreet to build an application that will update information in the data store for more than
               500,000 businesses daily. Our solution is designed to allow
               Dun & Bradstreet to provide consistent, updated and easily accessible business information to its global customer base.
               In addition, our solution will assist Dun & Bradstreet in
               delivering new web-enabled products and services to its
               customers.

CLIQUE.COM -- An Internet company that provides advertising services,
  e-commerce web
               sites, and on-line customer care for publishers.
Relationship:  We began working with Clique.com in December 1999 to provide order fulfillment capabilities for their publishing company clients.
Challenge:     Design, develop and implement an Internet-based
               infrastructure that will allow for the fulfillment of
               e-commerce transactions.
Solution:      We are working with Clique.com to enable the fulfillment of orders that originate at their clients' e-commerce web
               sites. Clique.com develops and operates e-commerce web sites for its clients. In order to ensure fulfillment of customer orders from those web sites, Clique.com must forward the
               order information to third parties capable of physically
               fulfilling the orders. Our solution will enable Clique.com to automatically forward order information from its many
               e-commerce web sites to one or multiple third party
               fulfillment companies over the Internet, reducing
               fulfillment time and expense. Also, our solution will allow order status and inventory information to be passed from
               third party fulfillment companies to Clique.com's e-commerce system. This information can then be accessed by customers from the web sites of Clique.com's clients.

OUR PEOPLE AND CULTURE

     We seek to attract, motivate and retain professionals who will deliver the highest quality solutions for our clients. To achieve this objective, we create a positive corporate culture and hire professionals with a wide breadth of skills and substantial depth of experience. These professionals define our culture. To create a positive culture, we seek to hire professionals whose values closely align with our core values. These core values include:

     - a desire to work with the best;

     - striving for excellence;

     - a willingness to make and keep commitments;

     - maintaining the highest level of integrity;

     - communicating openly and honestly;

     - treating people with respect; and

     - encouraging innovation.

     From December 26, 1998 to December 25, 1999, we increased our staff from 169 to 457. As of December 25, 1999, our staff included 327 e-business professionals and had an average of more than 10 years of relevant industry experience. We typically hire experienced professionals with diverse skill sets from companies such as big five consulting firms, systems integrators and Internet professional services firms. None of our employees is represented by a labor union, and we have no collective bargaining agreements. We consider our relations with our employees to be good. In addition, we believe our culture provides us with excellent retention. In fiscal year 1999, our voluntary turnover rate was 8.1%.

MARKETING AND STRATEGIC SALES PROCESS

     As of December 25, 1999, we had a business development and marketing staff of 34. Our marketing staff's efforts are dedicated to strengthening our brand name, generating greater market awareness of our company within the Fortune 1000 and emerging high growth businesses and generating sales leads. Our marketing activities include corporate branding, traditional marketing communications and local office activities. Branding efforts include advertising programs, representation at seminars and conferences and capitalizing on opportunities to present ourselves as thought leaders in the industry through speaking, writing and public relations activities. We support this branding effort through a comprehensive marketing communications portfolio of print collateral and trade materials as well as a web presence. At the local office level, our marketing includes placing articles and quotes in business journals, participating in business associations and conferences and supporting sales lead development.

     In parallel with our local marketing activities, we employ a strategic sales process. This process begins with lead generation. We generate targeted, viable sales leads through a combination of marketing support, relationship sales and a professional sales staff that focuses on targeted accounts. We generate leads through marketing events such as speaking and writing opportunities designed to position our professionals as industry thought leaders. Furthermore, our local office leaders leverage relationships they have within their local delivery market, generating interest and opportunities within the business community. We also employ a professional business development staff that uses a combination of local office marketing activities, thought leadership activities and existing business relationships to target the types of clients and projects that best suit our delivery capabilities.

     Once we have established a lead with a prospective client, we qualify the opportunity, define our ability to deliver the right solution, reach agreement and commence work. The next step in our strategic sales process, after delivering successfully on the first project, is to expand the relationship with our new client. Because of our capacity to deliver a wide variety of business solutions, we can establish long-term, mutually beneficial relationships with our clients.

STRATEGIC PARTNERSHIPS

     We have developed a series of partnerships in a variety of e-business solution areas. In addition to providing shared sales opportunities, many of these offer training, technical support, delivery services and the opportunity to co-develop new e-business services. We have focused on establishing criteria, best practices and relationship managers for these partnerships to allow us to continue to work with the best companies and technologies available. Our current partners include:

     - AT&T SOLUTIONS -- deliver enterprise application services focused specifically on the e-business integration initiatives for multiple clients. Each partner leverages its extensive experience and capabilities to deliver solutions to Fortune 1000 clients.

     - IBM -- provides hardware, software and services that enable us to build large, complex e-business solutions for our clients. Our partnership with IBM as a member of the Web Integrator Program leverages access to technical support and training as well as shared sales and marketing opportunities.

     - PEOPLESOFT -- provides enterprise resource planning software that enables us to deliver comprehensive e-business solutions that include and integrate human resources and financial packages.

     - MICROSTRATEGY -- provides software products and services that enable us to deliver robust business intelligence solutions. Our partnership with Microstrategy allows us to take advantage of training as well as strategic sales and marketing activities.

     - CORIO -- an application services provider that hosts web and enterprise applications for clients that would otherwise not be able to afford the cost and maintenance of web and enterprise applications. Our partnership with Corio allows us to provide integration services for customers seeking to implement enterprise applications hosted by Corio.

     - ACTIVE SOFTWARE -- provides application integration software that enables us to link complex enterprise and legacy systems with web-enabled systems. Our relationship focuses on co-sales, implementation and marketing opportunities.

COMPETITION

     We compete in the Internet and information technology professional services market, which is relatively new and highly competitive. We expect competition to intensify as the market continues to evolve. We believe that our competitors fall into several categories, including the following:

     - Internet services firms, such as iXL, Proxicom, Razorfish, Sapient, Scient, and Viant;

     - technology integrators, such as Andersen Consulting, Cambridge Technology Partners, EDS, IBM, and Tanning;

     - strategic consulting firms, such as Bain, Booz-Allen & Hamilton, Boston Consulting Group, Diamond Technology Partners, KPMG, and McKinsey; and

     - in-house information technology, marketing and design departments of our potential and current clients.

     We believe that only a few of these competitors offer an integrated package of professional Internet services. Several competitors, however, have announced their intention to offer a broader range of services than they currently provide.

     We believe that the principal competitive factors in the Internet and Internet professional services industry are quality of service, timeliness of delivery, reputation, responsiveness to client needs, availability of qualified IT professionals, price, project management capability, technical expertise, size and scale of operation. We intend to remain competitive due to the following:

     - our ability to locate, recruit, motivate and retain professionals with demonstrated performance capabilities and experience;

     - our ability to deliver solutions on both a regional and national level and our ability to market our services and secure engagements from clients seeking to do business with national Internet professional services firms as well as with regional clients seeking local relationships; and

     - our ability to provide effective management of account relationships and rapidly respond to our clients' ongoing business needs.

     There are relatively low barriers to entry into the Internet professional services market and, as a result, new competitors could emerge in the future.

INTELLECTUAL PROPERTY

     Our success is dependent, in part, upon our proprietary processes, components and other intellectual property rights. We do not have any patents or patent applications pending. We rely on a combination of nondisclosure and other contractual agreements and trade secret, copyright and trademark laws to protect our proprietary rights. Existing trade secret, copyright and trademark laws afford us only limited protection. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into similar agreements and limit access to, and distribution of, our proprietary information. In addition, we have entered into non-competition agreements with our key employees. The steps we have taken in this regard may not be adequate to deter misappropriation of our proprietary information and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights.

     A portion of our business involves the development of software applications for specific client projects. Ownership of client-specific software is generally retained by the client, although we retain some rights to the applications, processes and intellectual property developed in connection with client projects.

FACILITIES

     Our corporate headquarters facilities total approximately 18,000 square feet. We lease these facilities, which are located in Portland, Oregon, pursuant to a lease that expires in 2009, unless terminated earlier or extended pursuant to our option to lease for one additional five-year period.

     In addition to our headquarters, we have offices in or near Bellevue, Washington; Birmingham, Alabama; Dallas, Texas; Denver, Colorado; Minneapolis, Minnesota; Phoenix, Arizona; San Francisco, California; Warren, New Jersey; and, Washington, D.C. We do not own any real estate. We do not consider any specific leased location to be material to our operations, and we believe that equally suitable alternative locations are available in all areas where we currently do business.

LITIGATION

     We are not a party to any material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of December 25, 1999.

                 NAME                    AGE                       POSITION
                 ----                    ---                       --------
Steven L. Darrow.......................  54    Chairman of the Board of Directors
Martin Wright..........................  38    President, Chief Executive Officer and Director
Jerry N. Grant.........................  37    Senior Vice President of Finance, Chief Financial
                                               Officer, Secretary and Director
Jim S. Gruher..........................  38    Senior Vice President, Western U.S. Operations
Mark Markowitz.........................  44    Senior Vice President, Eastern U.S. Operations
Michael W. Bealmear(1).................  52    Director
Charles Scott Gibson(2)................  47    Director
Paul G. Mardesich(1)(2)................  39    Director
C. Toms Newby, III(1)(2)...............  32    Director

-------------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     STEVEN L. DARROW is one of our co-founders and has been Chairman of our board since March 1997. Mr. Darrow is also chairman of the board and chief executive officer of Greens.com. Before joining us, Mr. Darrow founded Claremont Technology Group, Inc. (Claremont), which is presently Complete Business Solutions, Inc. (CBSI), an information technology consulting company, and from June 1989 until May 1996, held various positions, including chairman, president and chief executive officer. Mr. Darrow received a B.S. degree from Portland State University.

     MARTIN WRIGHT is one of our co-founders and has been our President since July 1998, our Chief Executive Officer since July 1999 and a member of our board since February 1999. Before joining us, from March 1995 to November 1996, Mr. Wright was responsible for managing and developing the West Coast consulting practice for MetaCorp Strategies, a company specializing in computer consulting. From August 1990 to February 1995, Mr. Wright was vice president of Claremont with responsibility for developing and managing the information engineering consulting practice. Mr. Wright attended the University of Capetown in South Africa.

     JERRY N. GRANT is one of our co-founders and has been Senior Vice President of finance and chief financial officer since February 1997. He has been our secretary since December 1997 and a member of our board since March 1997. Prior to joining us, Mr. Grant was managing director in the corporate finance group of KPMG LLP in Chicago, Illinois from October 1993 to December 1996. Mr. Grant received an M.B.A. from Columbia University and a B.A. in International Economics and Russian from the University of Illinois.

     JIM S. GRUHER has been Senior Vice President, western U.S. operations since January 1999. Before joining us, he was vice president of Claremont, then CBSI, from April 1992 through January 1999, where he was responsible for directing the national manufacturing industry practice. From April 1988 to April 1992, Mr. Gruher was a manager in the systems integration practice at Andersen Consulting. Prior to that, he was an industrial engineer at Ford Aerospace and Communications Company from July 1985 to February 1988 and at McDonnell Douglas Corporation from June 1983 to July 1985. Mr. Gruher received an M.B.A. from the University of California, Irvine and a B.S. in Industrial Engineering from Oregon State University. He is certified at the CPIM level by the American Production and Inventory Control Society (APICS).

     MARK MARKOWITZ has been Senior Vice President, Eastern U.S. Operations since July 1998. He served as Vice President of our New Jersey operations from August 1997 to July 1998. Prior to joining us, he was vice president of Claremont from February 1995 to August 1997, and information systems executive of EDS, an information technology consulting company, from December 1983 to January 1995. Mr. Markowitz received a M.A. from the American University and a B.S. from S.U.N.Y. College at Old Westbury.

     MICHAEL W. BEALMEAR has been a member of our board since July 1999. Mr. Bealmear is currently the chief executive officer of Spear Technologies, Inc. and serves as a director of Inventa, Post Communications, Total Network Solutions and BusinessEngine Software. Most recently, Mr. Bealmear has served as entrepreneur-in-residence at Technology Crossover Ventures. Prior to that, he was executive vice president of Cadence Design Systems from July 1997 to August 1998, and was senior vice president at Sybase from November 1994 to July 1997. From October 1984 to September 1990, he was worldwide managing partner for information technology consulting at Coopers & Lybrand, and from August 1973 to September 1984, he managed the Western United States information technology consulting practice at KPMG LLP. He has also held executive roles at SHL Systemhouse (now MCI Systemhouse) and Salomon Brothers. Mr. Bealmear received a B.S. in Engineering from the University of Texas at Austin.

     CHARLES SCOTT GIBSON has been a member of our board since July 1999. Mr. Gibson also serves as a director of TriQuint Semiconductor, Radisys Corporation, Inference, IMS (Integrated Measurement Systems), Egghead.com, CenQuest, Webridge, Telemark, iChristian.com and etrieve, all high technology companies. He is also chairman of the board of trustees of the Oregon Graduate Institute of Science and Technology. Mr. Gibson was a general manager with Intel from June 1976 to January 1983 when he cofounded Sequent Computer Systems. He was president of Sequent Computer Systems until March 1992. Mr. Gibson holds a B.S. in electrical engineering and a M.B.A. from the University of Illinois.

     PAUL G. MARDESICH has been a member of our board since December 1997. Mr. Mardesich was also a member of the board between January 1997 and August 1998 and April 1999. Mr. Mardesich served as an officer of Cenquest Inc. Mr. Mardesich is currently chief financial officer and a member of the board of directors of Greens.com. From January 1995 to July 1996, he was the senior vice president of administration and corporate development and a member of the board of directors of Claremont. Mr. Mardesich received a B.S. in Business Administration from the University of Portland.

     C. TOMS NEWBY, III has been a member of our board since March 1999. Mr. Newby is currently a general partner of Technology Crossover Ventures, a position he has held since July 1998, and serves as a director of eMachines, Inc., Total Sports and several other private companies. From April 1996 to July 1998, Mr. Newby was associated with Technology Crossover Ventures. From 1994 through April 1996, Mr. Newby was a technology investment banker at Montgomery Securities. Mr. Newby holds a B.S. from the University of North Carolina and a M.B.A. from Stanford University.

BOARD OF DIRECTORS

     We currently have authorized seven directors and each director holds office until his term expires or until his successor is duly elected and qualified. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors. In accordance with the terms of our certificate, our board of directors will be divided into three classes whose terms will expire at different times.

     At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Committees

     Our board of directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Bealmear, Mardesich and Newby. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee consists of Messrs. Gibson, Mardesich and Newby. The compensation committee reviews the compensation and benefits of our employees and directors and makes recommendations to our board of directors.

Compensation Committee Interlocks and Insider Participation

     No member of our compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation

     Directors are reimbursed for expenses incurred in attending any board or committee meeting.

     Our non-employee directors are eligible to participate in our 1999 Non-Employee Director Stock Option Plan. Each non-employee Director will be eligible to receive a grant of an option to purchase shares of common stock. The shares subject to each of these options will vest and become fully exercisable in equal three-month installments beginning three months after the date of grant and continuing for the length of the director's term. The exercise price per share for all options automatically granted to directors under our 1999 Non-Employee Director Stock Option Plan will be equal to the market price of our common stock on the date of grant. Employee directors, including Messrs. Wright and Grant, are eligible to receive discretionary grants under our 1997 Stock Incentive Compensation Plan.

Required Number of Independent Directors

     Under the rules of the Nasdaq National Market, we must have three independent directors. For purposes of this rule, an independent director is a director that is not an employee of ours and does not have other specified relationships with us as described in the Nasdaq National Market's rules. We believe that all of our directors, other than Mr. Wright and Mr. Grant are independent directors for this purpose.

EXECUTIVE OFFICERS

     Our executive officers are appointed by our board of directors or president and serve until their successors are elected or appointed.

Compensation

     The following table contains information for fiscal year 1999 regarding the compensation earned by our president and chief executive officer, and each of our four other most highly compensated officers whose compensation exceeded $100,000 for the period. In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include prerequisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers. Mr. Darrow received compensation as our Chief Executive Officer between the beginning of fiscal year 1999 and July 1999.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL         LONG TERM COMPENSATION
                                                 COMPENSATION      ----------------------
                                              ------------------   SECURITIES UNDERLYING
        NAME AND PRINCIPAL POSITIONS           SALARY     BONUS           OPTIONS
        ----------------------------          --------   -------   ----------------------
Martin Wright...............................  $240,923   $37,620                --
  President and Chief Executive Officer
Steven L. Darrow............................  $196,163   $     0           225,000
  Chairman of the Board of Directors
Jerry N. Grant..............................  $220,062   $27,588                --
  Senior Vice President of Finance, Chief
  Financial Officer, Secretary and Director
Mark Markowitz..............................  $210,000   $33,000            75,000
  Senior Vice President, Eastern U.S.
  Operations
Jim Gruher..................................  $184,616   $27,000           425,000
  Senior Vice President, Western U.S.
  Operations

Option Grants in Fiscal Year 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during fiscal year 1999. Mr. Wright and Mr. Grant did not receive stock option grants in fiscal year 1999.

     Mr. Darrow's options were granted under our 1999 Non-Employee Director Stock Option Plan. Mr. Darrow's options vest and become fully exercisable quarterly over three years. All other options granted to the named executive officers in fiscal year 1999 were granted under our 1997 Stock Incentive Compensation Plan. 20% of the options vest and become exercisable on the first anniversary of the date of grant, and an additional 1/48 of the option grants vest each month over four years thereafter. The percentage of total options granted in fiscal year 1999 is based on an aggregate of 6,352,535 options granted to employees, directors and consultants in the year ended December 25, 1999. In general, options were granted at a fair market value as determined by our board on the date of grant based on our financial results and prospects. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

                                           INDIVIDUAL GRANTS
                           -------------------------------------------------   POTENTIAL REALIZABLE
                                        % OF TOTAL                               VALUE AT ASSUMED
                           NUMBER OF      OPTIONS                                ANNUAL RATES OF
                           SECURITIES   GRANTED TO                              STOCK APPRECIATION
                           UNDERLYING    EMPLOYEES    EXERCISE                   FOR OPTION TERM
                            OPTIONS      IN FISCAL      PRICE     EXPIRATION   --------------------
          NAME              GRANTED        1999       PER SHARE      DATE         5%         10%
          ----             ----------   -----------   ---------   ----------   --------   ---------
Steven L. Darrow.........   225,000         3.5%        $0.60      08/25/09    $84,893    $215,145
Mark Markowitz...........    75,000         1.2         $0.50      07/16/09     23,588      59,768
Jim S. Gruher............   300,000         4.7         $0.35      02/01/09     66,030     167,340
                            100,000         1.6         $0.50      07/16/09     31,450      79,690
                             25,000         0.4         $0.60      08/27/09      9,433      23,905

Aggregate Option Exercises in Fiscal Year 1999, and Option Values at December 25, 1999

     None of the named executive officers exercised options during the fiscal year ended December 25, 1999. The following table sets forth information concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at December 25, 1999. The value of unexercised in-the-money options is based on an assumed initial offering
price of $          .               per share minus the actual exercise prices.

                                               NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                    OPTIONS AT                    OPTIONS AT
                                                 DECEMBER 25, 1999             DECEMBER 25, 1999
                                            ---------------------------   ---------------------------
                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                            -----------   -------------   -----------   -------------
Steven L. Darrow..........................     18,750         206,250      $              $
Martin Wright.............................    937,576       1,812,424
Jerry N. Grant............................    766,740       1,233,260
Mark Markowitz............................    270,018         729,982
Jim S. Gruher.............................          0         425,000

EMPLOYMENT AGREEMENTS

     In January 1997, we entered into an employment agreement with Mr. Wright. Mr. Wright serves as our President and Chief Executive Officer and is currently paid a salary at the rate of $240,923 per year. Mr. Wright's employment agreement provides that if Mr. Wright were terminated without cause by us, he would receive his base salary for three months after the termination date.

     In January 1997, we entered into an employment agreement with Mr. Grant. Mr. Grant serves as our Senior Vice President of Finance and Chief Financial Officer and is currently paid a salary at the rate of $220,062 per year. Mr. Grant's employment agreement provides that if Mr. Grant were terminated without cause by us, he would receive his base salary for three months after the termination date.

     In August 1997, we entered into an employment agreement with Mr. Markowitz. Mr. Markowitz serves as our Senior Vice President, Eastern U.S. Operations and is currently paid a salary at the rate of $210,000 per year. Mr. Markowitz's employment agreement provides that if Mr. Markowitz were terminated without cause by us, he would receive his base salary for the longer of one month after the termination date or one week per year of service up to a maximum of 13 weeks after the termination date.

     In January 1999, we entered into an employment agreement with Mr. Gruher. Mr. Gruher serves as our Senior Vice President, Western U.S. Operations and is currently paid a salary at the rate of $200,000 per year. Mr. Gruher's employment agreement provides that if Mr. Gruher were terminated without cause by us during the first year of his employment, he would receive his base salary, including health insurance, for three months after the termination date. If Mr. Gruher were terminated without cause by us after the first year of his employment, he would receive his base salary, including health insurance and life insurance, for three months after the termination date, plus an additional month for each year of service after the first year of employment.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation to be filed upon completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of a director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We intend to enter into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

1997 Stock Incentive Compensation Plan

     Our 1997 Stock Incentive Compensation Plan was originally approved by our board of directors and stockholders in January 1997. In October 1999, the 1997 Stock Incentive Compensation Plan was amended to increase the number of shares of common stock reserved for issuance thereunder to 19,000,000 shares. As of December 25, 1999, options to purchase an aggregate of 13,441,694 shares of common stock were outstanding, 1,035,455 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 4,522,851 shares were available for future grant.

     Our 1997 Stock Incentive Compensation Plan provides for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) to employees and nonstatutory stock options and stock purchase rights to employees, including officers and directors, and to non-employee directors and consultants. Unless terminated sooner, this plan will terminate automatically in January 2007.

     Our 1997 Stock Incentive Compensation Plan is administered by our board of directors and, thus, the board of directors determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

     Options and stock purchase rights granted under our 1997 Stock Incentive Compensation Plan are not generally transferable by the optionee; during the lifetime of the optionee, each option and stock purchase right is exercisable only by the optionee. The plan provides that options granted thereunder must generally be exercised within three months of the end of optionee's status as our employee or consultant, or within thirty-six months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. However, in an exercise of its discretion, the board has approved agreements under the plan that provide that options must generally be exercised within twelve months after optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.

     In the case of stock purchase rights, the agreement evidencing the grant may provide that we have a repurchase option exercisable upon the voluntary or involuntary termination of an employee's employment for any reason (including death or disability). In the event of the exercise of the repurchase option, the purchase price paid per share will equal or exceed the original price paid by the employee and may be paid by cancellation of the employee's outstanding indebtedness to us, if any. Our repurchase option shall lapse at a rate determined by the board.

     The exercise price of any incentive stock options granted under this plan and any non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

     Our 1997 Stock Incentive Compensation Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option or right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted, our board shall provide for the optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable.

1999 Non-Employee Director Stock Option Plan

     Our 1999 Non-Employee Director Stock Option Plan was originally approved by our board of directors in August, 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under the plan. As of December 25, 1999, options to purchase an aggregate of 675,000 shares of common stock were outstanding, no shares of common stock had been purchased pursuant to exercises of stock options and 325,000 shares were available for future grant.

     Our 1999 Non-Employee Director Stock Option Plan provides for the grant of non-statutory stock options to our non-employee directors. Unless terminated sooner, this plan will terminate automatically in January 2009.

     Our 1999 Non-Employee Director Stock Option Plan is administered by our board of directors and, thus, the board of directors determines the terms of the options granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

     Options granted under our 1999 Non-Employee Director Stock Option Plan are transferable by the optionee in a manner and to the extent acceptable to the plan administrator. Options granted under the plan must generally be exercised within three months of the end of optionee's status as one of our directors, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, must be at least equal to the fair market value of our common stock on the date of grant. The term of all options granted under the plan may not exceed ten years.

     Our 1999 Non-Employee Director Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted, our board shall provide for the optionee to have the right to exercise the remainder of the option as to two thirds of the total of unvested shares of common stock subject to such option.

401(K) PLAN

     In March 1997, our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed limit ($10,000 in 1999) and to have the amount of such reduction contributed to this plan. We are not obligated to make additional matching contributions on behalf of plan participants but may do so, at our discretion.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALES OF PREFERRED STOCK

     In February 1999, we sold an aggregate of 13,333,334 shares of our Series A Preferred Stock to the following investors at a per share price of $0.525:

                                                               NUMBER OF
                                                               SHARES OF
                                                               SERIES A          AGGREGATE
                    NAME OF PURCHASER                       PREFERRED STOCK    PURCHASE PRICE
                    -----------------                       ---------------    --------------
Rho Management Trust I....................................     5,714,286         $3,000,000
Technology Crossover Ventures II, L.P.....................     3,644,750          1,913,494
TCV II (Q), L.P...........................................     2,802,136          1,471,121
Technology Crossover Ventures II, C.V.....................       556,481            292,153
TCV II Strategic Partners, L.P............................       497,281            261,073
TCV II, V.O.F.............................................       118,400             62,160

     Each share of our Series A Preferred Stock is convertible into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issuance price of our Series A Preferred Stock by the conversion price for the Series A Preferred Stock in effect at the time the certificate is surrendered for conversion. Each share of our Series A Preferred Stock is convertible under certain conditions, including the closing of an initial public offering of our common stock.

     The holders of our Series A Preferred Stock have entered into an agreement with us pursuant to which they will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock -- Preferred Stock" for additional information regarding these registration rights.

     In February 2000, we entered into agreements to sell 2,000,000 shares of our Series B Preferred Stock for $5.0 million to the following investors at a per share price of $2.50:

                                                               NUMBER OF
                                                               SHARES OF
                                                               SERIES B          AGGREGATE
                    NAME OF PURCHASER                       PREFERRED STOCK    PURCHASE PRICE
                    -----------------                       ---------------    --------------
TCV III (Q), L.P. ........................................     1,047,695         $2,619,238
Rho Management Trust I....................................       857,143          2,142,858
TCV III Strategic Partners, L.P. .........................        47,445            118,613
TCV III, L.P. ............................................        39,418             98,545
TCV III (GP)..............................................         8,299             20,748

     Each share of our Series B Preferred Stock is convertible into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issuance price of our Series B Preferred Stock by the conversion price for the Series B Preferred Stock in effect at the time the certificate is surrendered for conversion. Each share of our Series B Preferred Stock is convertible under certain conditions, including the closing of an initial public offering of our common stock.

     The holders of our Series B Preferred Stock have entered into an agreement with us pursuant to which they will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock -- Preferred Stock" for additional information regarding these registration rights.

OPTION GRANTS TO DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

     Since our inception in November 1996, we have granted to our executive officers and directors options for shares of common stock in the amounts and at the prices indicated.

                                                                      NUMBER OF    EXERCISE
                        NAME                          DATE OF GRANT    OPTIONS    PRICE/SHARE
                        ----                          -------------   ---------   -----------
Steven L. Darrow....................................    08/25/99        225,000      $0.60
Martin Wright.......................................    01/27/97      1,000,000      $0.10
                                                        07/09/98        250,000      $0.25
                                                        12/21/98      1,500,000      $0.35
Jerry N. Grant......................................    01/27/97      1,000,000      $0.10
                                                        12/21/98      1,000,000      $0.35
Mark Markowitz......................................    08/29/97        100,000      $0.25
                                                        02/13/98        400,000      $0.25
                                                        07/09/98        100,000      $0.25
                                                        12/21/98        250,000      $0.35
                                                        07/16/99         75,000      $0.50
Jim S. Gruher.......................................    02/01/99        300,000      $0.35
                                                        07/16/99        100,000      $0.50
                                                        08/27/99         25,000      $0.60
Michael W. Bealmear.................................    08/25/99        150,000      $0.60
Charles Scott Gibson................................    08/25/99        150,000      $0.60
Paul G. Mardesich...................................    08/25/99        150,000      $0.60

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Mr. Wright, our president and chief executive officer, Mr. Grant, our senior vice president of finance and Chief Financial Officer, Mr. Gruher, our Senior Vice President, Western U.S. Operations and Mr. Markowitz, our Senior Vice President, Eastern U.S. Operations. See "Management -- Employment Agreements" for additional information regarding these employment agreements.

OTHER AGREEMENTS

     In September 1999, we entered into an agreement with Greens.com for the provision of services relating to customer relationship management and enterprise resource planning applications integration. During fiscal year 1999, revenues from Greens.com represented 9.7% of our total revenues. Steven L. Darrow, our Chairman of the board, is chairman of the board and chief executive officer of Greens.com, and owns more than 40% of the outstanding stock of Greens.com. In November, 1999, Mr. Darrow entered into an agreement with us whereby Mr. Darrow personally guarantees the payment of up to $4.5 million of our fees relating to professional services we render to Greens.com. In February 2000, Mr. Darrow contributed to the capital of Greens.com $4.0 million out of the proceeds from Mr. Darrow's sale of 3,333,333 shares at $1.80 per share of his Emerald Solutions founders' common stock to certain holders of more than 5% of our outstanding common stock (an aggregate of 2,222,222 shares of which were sold to TCV III (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P., and 1,111,111 shares of which were sold to Rho Management Trust
I). Also in February 2000, Greens.com paid to us approximately $2.7 million, representing all monies Greens.com owed us as of January 30, 2000, and placed approximately $1.3 million in escrow to cover our anticipated professional services fees in connection with all current on-going projects.

     Our agreement with Greens.com includes an exclusivity provision whereby, contingent upon Greens.com's payment in full of all of our invoices within 30 days of receipt, we will not engage in consulting and project work for certain of Greens.com's competitors. We believe the other terms of our relationship with Greens.com are no less favorable than we could have obtained from any unaffiliated third party. The agreement with Greens.com will continue until terminated by us or Greens.com. In fiscal year 1999, we generated 9.7% of our revenues from our agreement with Greens.com.

     In July 1999, we loaned to Mr. Wright, our President, Chief Executive Officer and director, an aggregate of $150,000 in order for Mr. Wright to purchase 300,000 shares of our common stock. In connection with this loan, Mr. Wright executed a full recourse promissory note in favor of us. The promissory note bears interest at a rate of 5.82% per annum, matures in July 2004 and is secured by a pledge of the common stock purchased by Mr. Wright for cash under the terms of a stock pledge agreement between Mr. Wright and us. As of December 25, 1999, there was $150,000 plus interest outstanding on the promissory note.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 25, 1999 by the following:

     - each stockholder known by us to own beneficially more than 5% of our common stock;

     - each of our executive officers named in the compensation table above;

     - each of our directors;

     - all directors and executive officers as a group; and

     - all other selling stockholders.

     This table lists applicable percentage ownership based on 65,375,914 shares of common stock outstanding as of December 25, 1999, as adjusted to reflect (a) the conversion upon the closing of this offering of all outstanding shares of redeemable convertible preferred stock (including 13,333,334 shares of our Series A Preferred Stock issued and sold in March 1999, and 2,000,000 shares of our Series B Preferred Stock issued and sold in February 2000), and also lists
applicable percentage ownership based on           shares of common stock
outstanding after completion of this offering. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is Emerald -- Delaware, Inc., 111 SW 5th Avenue, 27th Floor, Portland, OR 97204. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 25, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

                                          SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                 OWNED                                    OWNED
                                           PRIOR TO OFFERING        NUMBER OF        AFTER OFFERING
  NAME OR GROUP OF BENEFICIAL OWNERS    -----------------------      SHARES       ---------------------
             AND ADDRESS                  NUMBER     PERCENTAGE   BEING OFFERED    NUMBER    PERCENTAGE
  ----------------------------------    ----------   ----------   -------------   --------   ----------
Technology Crossover Management II,
  L.L.C.(1)...........................  16,387,165      25.1%                                         %
  575 High Street
  Suite 400
  Palo Alto, CA 94301
Technology Crossover Management III,
  L.L.C.(2)...........................   8,365,079      12.8
  575 High Street
  Suite 400
  Palo Alto, CA 94301
Rho Management Trust I(3).............  13,117,323      20.1
  765 Fifth Avenue
  New York, NY 10153
Steven L. Darrow(4)...................   9,399,472      14.4
Martin Wright(5)......................   2,879,072       4.3
Jerry N. Grant(6).....................   2,427,224       3.7
Mark Markowitz(7).....................     607,367         *
Jim S. Gruher(8)......................     342,877         *
Michael W. Bealmear(9)................      25,000         *
Charles Scott Gibson(10)..............      25,000         *
Paul G. Mardesich(11).................     644,148         *
  All directors and executive officers
    as a group (8 persons)(12)........  13,978,282      21.4

-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 7,839,186 shares held by Technology Crossover Ventures II, L.P., 6,026,877 shares held by TCV II (Q), L.P., 1,196,888 shares held by Technology Crossover Ventures II, C.V., 1,069,558 shares held by TCV II Strategic Partners, L.P., 254,656 shares held by TCV II V.O.F.

 (2) Includes 7,668,547 shares held by TCV III (Q), L.P., 347,271 shares held by TCV III Strategic Partners, L.P., 288,520 shares held by TCV III, L.P. and 60,741 shares held by TCV III (GP), which includes 2,222,222 shares acquired in February 2000.

 (3) Includes 1,111,111 shares acquired in February 2000.

 (4) Reflects the sale of 3,333,333 shares in February 2000. Includes 37,500 shares issuable upon exercise of stock options held by Mr. Darrow exercisable within 60 days of December 25, 1999.

 (5) Includes 1,045,932 shares issuable upon exercise of stock options held by Mr. Wright exercisable within 60 days of December 25, 1999.

 (6) Includes 250,000 shares held by the Grant II Trust and 12,500 shares held by the Grant Irrevocable Trust. Also includes 850,090 shares issuable upon exercise of stock options held by Mr. Grant exercisable within 60 days of December 25, 1999.

 (7) Includes 298,356 shares issuable upon exercise of stock options held by Mr. Markowitz exercisable within 60 days of December 25, 1999.

 (8) Includes 65,000 shares issuable upon exercise of stock options held by Mr. Gruher exercisable within 60 days of December 25, 1999.

 (9) Includes 25,000 shares issuable upon exercise of stock options held by Mr. Bealmear exercisable within 60 days of December 25, 1999.

(10) Includes 25,000 shares issuable upon exercise of stock options held by Mr. Gibson exercisable within 60 days of December 25, 1999.

(11) Includes 25,000 shares issuable upon exercise of stock options held by Mr. Mardesich exercisable within 60 days of December 25, 1999.

(12) Includes an aggregate of 2,371,878 shares issuable upon exercise of stock options held by our directors and executive officers exercisable within 60 days of December 25, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 115,333,334 shares, $0.001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 100,000,000 shares shall be designated as common stock and 15,333,334 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of December 25, 1999, there were 63,375,914 shares of common stock outstanding which were held of record by approximately 140 stockholders (assuming conversion of all shares of preferred stock outstanding as of December
25, 1999). There will be                shares of common stock outstanding
(assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 25, 1999) after giving effect to the sale of our common stock in this offering. There are 13,441,694 shares issuable upon exercise of outstanding options under our 1997 Stock Incentive Compensation Plan and 675,000 shares issuable upon exercise of outstanding options under our 1999 Non-Employee Director Stock Option Plan. See "Management -- Stock Plans" for a description of our stock plans.

     The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation, to be filed concurrently with completion of this offering, does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

     The holders of our common stock are subject to the terms of a stockholders' agreement and a rights and restrictions agreement.

PREFERRED STOCK

     As of February 15, 2000, there were 13,333,334 shares of redeemable convertible Series A Preferred Stock outstanding which were held of record by six stockholders. All outstanding shares of our Series A Preferred Stock will be converted into an aggregate of 13,333,334 shares of common stock automatically upon completion of this offering. As of February 15, 2000, there were 2,000,000 shares of redeemable convertible Series B Preferred Stock outstanding which were held of record by five stockholders. All outstanding shares of our Series B Preferred Stock will be converted into an aggregate of 2,000,000 shares of common stock automatically upon completion of this offering.

     Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our board will be authorized, without action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock.

     The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying or preventing a change in our control without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to an Amended and Restated Investors Rights Agreement we entered into with holders of 13,333,334 shares of our Series A Preferred Stock and 2,000,000 shares of our Series B Preferred Stock, the holders of these shares are entitled to registration rights regarding the common stock into which each of these series of preferred stock is convertible. Additionally, pursuant to four common stock purchase agreements between some of our affiliates and some of the Series A investors, holders of 22,536,233 shares of our common stock are also subject to the Investors' Rights Agreement and have the same registration rights. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration. The holders of these shares may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, when and if we are qualified to use such form, and subject to further conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. The amendment of any of the following provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

BOARD OF DIRECTORS

     Effective with the first annual meeting of stockholders following completion of this offering, our restated bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-term, and one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

Further, our amended and restated certificate of incorporation filed in connection with this offering and restated bylaws do not provide for cumulative voting in the election of directors.

STOCKHOLDER MEETINGS

     Under our amended and restated certificate of incorporation and restated bylaws, the stockholders may call a special meeting only upon the request of the holders of at least 51% of the outstanding shares. Additionally, our board of directors, chairman of the board or president may call special meetings of stockholders. Our restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. In addition, our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

UNDESIGNATED PREFERRED STOCK

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EMSO."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have                shares of
common stock outstanding. Of these shares, the                shares sold in
this offering will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" as that term is used under the Securities Act and the Regulations promulgated thereunder.

     Of these shares, the remaining                shares were sold by us in
reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

     - beginning 90 days after the effective date,                shares will
       become eligible for sale, subject to the provisions of Rules 144 and 701;

     - beginning 181 days after the effective date,                additional
       shares will become eligible for sale, subject to the provisions of Rules 144, 144(k) or 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders;

     - beginning on             , 2000, the remaining                shares will
       become eligible for sale, subject to the provisions of Rule 144.

     Beginning 181 days after the date of this prospectus, approximately additional shares subject to vested options as of the date of completion of this offering will be available for sale subject to compliance with Rule 701 and upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then
outstanding shares of common stock (approximately                shares
immediately after this offering), or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     Any of our employees, officers or directors of or consultant who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, we and our officers, directors and stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

     As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 1997 Stock Incentive Compensation Plan and our 1999 Non-Employee Director Stock Option Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated as of the date hereof, the underwriters named below, through their representatives Deutsche Bank Securities Inc., FleetBoston Robertson Stephens Inc., Adams, Harkness & Hill, Inc. and Pacific Crest Inc. have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Deutsche Bank Securities Inc. ..............................
FleetBoston Robertson Stephens Inc. ........................
Adams, Harkness & Hill, Inc.................................
Pacific Crest Inc...........................................
                                                              ----------
          Total.............................................
                                                              ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover of this prospectus and to some dealers at a price that represents a concession not in excess of
$          .               per share under the public offering price. The
underwriters may allow, and these dealers may re-allow, a concession of not more
than $          .               per share to other dealers. After the initial
public offering, representatives of the underwriters may change the offering price and other selling terms.

     We and the selling stockholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to
purchase up to                additional shares of common stock at the public
offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We and the selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

     The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. We and the selling stockholder have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                           TOTAL
                                                              -------------------------------
                                                       PER       WITHOUT         WITH FULL
                                                      SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                      -----   --------------   --------------
Underwriting discounts and commissions paid by
  Emerald Solutions.................................  $         $                $
Underwriting discounts and commissions paid by the
  selling stockholder...............................

     In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately
               . The selling stockholder will pay a pro rata share of this amount based on the percentage of the number of shares sold by the selling stockholder to the total number of shares sold in connection with the over-allotment option, if any.

     We and the selling stockholder have agreed to indemnify the underwriters against liabilities in connection with this offering, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors and substantially all of our stockholders and holders of options and warrants to purchase our stock, has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock held by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our 1997 Stock Incentive Compensation Plan and our 1999 Non-Employee Director Stock Option Plan without such consent.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than the underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      % of the shares of common stock offered in
this offering for friends and family members of our executive officers and other persons that are affiliated with companies with whom we have a business relationship, such as executives of companies that market, sell or otherwise promote our products. None of these shares will be subject to lock-up agreements.

The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the assessment of our management agreement and the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. Legal matters will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and schedule of the Company as of December 26, 1998 and December 25, 1999, and for each of the years in the three-year period ended December 25, 1999, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                           EMERALD -- DELAWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Emerald -- Delaware, Inc.

     We have audited the accompanying balance sheets of Emerald -- Delaware, Inc. (formerly Emerald Solutions, Inc.) as of December 26, 1998 and December 25, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerald -- Delaware, Inc. as of December 26, 1998 and December 25, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 25, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington
February 15, 2000

                           EMERALD -- DELAWARE, INC.

                                 BALANCE SHEETS
                    DECEMBER 26, 1998 AND DECEMBER 25, 1999

                                                              DECEMBER 26,   DECEMBER 25,       PRO
                                                                  1998           1999          FORMA
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $   302,733    $ 1,708,355
  Trade accounts receivable, net of allowance for doubtful
    accounts of $50,000 in 1998 and $249,999 in 1999........    2,167,626      6,234,715
  Receivable from related party.............................       54,947      1,774,140
  Prepaid expenses..........................................      261,135        392,297
                                                              -----------    -----------
        Total current assets................................    2,786,441     10,109,507
                                                              -----------    -----------
Property and equipment, net.................................    1,688,089      4,453,632
Other assets................................................      171,188        321,691
                                                              -----------    -----------
                                                              $ 4,645,718    $14,884,830
                                                              ===========    ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   652,960    $ 1,661,043
  Accrued compensation......................................      626,918      2,864,762
  Other accrued liabilities.................................      169,126        828,302
  Line of credit............................................           --      5,000,000
  Deferred revenue..........................................      375,322        374,415
  Current portion of capital lease obligations..............       69,438        163,882
                                                              -----------    -----------
        Total current liabilities...........................    1,893,764     10,892,404
                                                              -----------    -----------
Capital lease obligations, excluding current portion........       74,328        210,717
Other long-term liabilities.................................       31,416         31,416
Series A Redeemable convertible preferred stock, $.001 par
  value 13,333,334 shares authorized, issued, and
  outstanding at December 25, 1999. Aggregate liquidation
  preference of $7,000,000 at December 25, 1999. Aggregate
  redemption value of $7,583,333 at December 25, 1999.......           --      7,207,422
Stockholders' equity (deficit):
  Common stock, $.001 par value. 100,000,000 shares
    authorized, 49,513,000 and 50,042,580 shares issued and
    outstanding at December 26, 1998 and December 25, 1999,
    respectively, (63,375,914 shares issued and outstanding
    pro-forma)..............................................       49,513         50,043         63,376
  Additional paid-in capital................................    5,837,903      5,370,588     12,564,677
  Deferred compensation.....................................           --        (86,259)       (86,259)
  Accumulated deficit.......................................   (3,145,036)    (8,570,219)    (8,570,219)
                                                              -----------    -----------    -----------
                                                                2,742,380     (3,235,847)     3,971,575
  Less stock subscriptions receivable.......................      (96,170)      (221,282)      (221,282)
                                                              -----------    -----------    -----------
        Total stockholders' equity (deficit)................    2,646,210     (3,457,129)     3,750,293
Commitments, contingencies and subsequent events
                                                              -----------    -----------
                                                              $ 4,645,718    $14,884,830
                                                              ===========    ===========

                See accompanying Notes to Financial Statements.

                           EMERALD -- DELAWARE, INC.

                            STATEMENTS OF OPERATIONS
 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

                                                                       FISCAL YEAR ENDED
                                                           ------------------------------------------
                                                           DECEMBER 27,   DECEMBER 26,   DECEMBER 25,
                                                               1997           1998           1999
                                                           ------------   ------------   ------------
Revenues (Includes related party revenue of $55,000 and
  $3,384,000 during 1998 and 1999, respectively).........  $ 2,233,857    $15,010,608    $34,710,594
Expenses:
  Cost of revenues.......................................    1,925,167      7,742,208     19,280,517
  Sales and marketing....................................      406,561      2,400,561      6,589,529
  General and administrative.............................    3,345,992      4,091,416     14,280,125
  Equity in losses of unconsolidated subsidiary..........      170,211             --             --
  Loss on investment in subsidiary held for disposal.....      238,650             --             --
                                                           -----------    -----------    -----------
Total operating expenses.................................    6,086,581     14,234,185     40,150,171
                                                           -----------    -----------    -----------
Income (loss) from operations............................   (3,852,724)       776,423     (5,439,577)
                                                           -----------    -----------    -----------
Net other expense........................................         (321)        (8,707)       (20,006)
                                                           -----------    -----------    -----------
  Income (loss) before income taxes......................   (3,853,045)       767,716     (5,459,583)
                                                           -----------    -----------    -----------
Income taxes.............................................           --         59,707        (34,400)
                                                           -----------    -----------    -----------
  Net income (loss)......................................   (3,853,045)       708,009     (5,425,183)
                                                           -----------    -----------    -----------
  Accretion of redemption value of redeemable convertible
    preferred stock......................................           --             --        691,535
  Net income (loss) applicable to common stockholders....  $(3,853,045)   $   708,009    $(6,116,718)
                                                           ===========    ===========    ===========
Net earnings (loss) per share applicable to common
  stockholders:
  Basic earnings (loss) per share........................  $     (0.09)   $      0.01    $     (0.12)
  Diluted earnings (loss) per share......................  $     (0.09)   $      0.01    $     (0.12)
  Shares used to calculate:
    Basic earnings (loss) per share......................   41,847,572     48,720,903     49,825,516
    Diluted earnings (loss) per share....................   41,847,572     50,910,574     49,825,516

                See accompanying Notes to Financial Statements.

                           EMERALD -- DELAWARE, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

                                                                                                                    TOTAL
                                   COMMON STOCK       ADDITIONAL                      STOCK                     STOCKHOLDERS'
                               --------------------    PAID-IN       DEFERRED     SUBSCRIPTIONS   ACCUMULATED      EQUITY
                                 SHARES     AMOUNT     CAPITAL     COMPENSATION    RECEIVABLE       DEFICIT       (DEFICIT)
                               ----------   -------   ----------   ------------   -------------   -----------   -------------
Balances at beginning of
  period.....................  25,750,000   $25,750   $2,034,250    $      --      $(2,060,000)   $        --    $        --
Sale of common stock.........  19,467,393    19,467    2,735,017           --       (2,754,484)            --             --
Payment of stock
  subscriptions receivable...          --        --           --           --        4,618,899             --      4,618,899
Stock issued in
  acquisitions...............   1,539,708     1,540      383,388           --               --             --        384,928
Net loss.....................          --        --           --           --               --     (3,853,045)    (3,853,045)
                               ----------   -------   ----------    ---------      -----------    -----------    -----------
Balances at December 27,
  1997.......................  46,757,101    46,757    5,152,655           --         (195,585)    (3,853,045)     1,150,782
Sale of common stock.........   2,940,000     2,940      732,061           --          (95,250)            --        639,751
Payment of stock
  subscriptions receivable...          --        --           --           --          194,665             --        194,665
Stock repurchased............  (1,080,000)   (1,080)    (270,140)          --               --             --       (271,220)
Options exercised............     518,375       518      129,324           --               --             --        129,842
Settlement of a liability
  with common stock..........     377,524       378       94,003           --               --             --         94,381
Net income...................          --        --           --           --               --        708,009        708,009
                               ----------   -------   ----------    ---------      -----------    -----------    -----------
Balances at December 26,
  1998.......................  49,513,000    49,513    5,837,903           --          (96,170)    (3,145,036)     2,646,210
Payment of stock
  subscriptions receivable...          --        --           --           --           74,888             --         74,888
Issuance of note receivable
  to finance common stock
  acquisitions...............          --        --           --           --         (200,000)            --       (200,000)
Issuance of stock options....          --        --      105,180     (105,180)              --             --             --
Amortization of deferred
  compensation...............          --        --           --       18,921               --             --         18,921
Options exercised............     517,080       517       99,053           --               --             --         99,570
Stock issued for services
  rendered...................      12,500        13       19,987           --               --             --         20,000
Net loss.....................          --        --           --           --               --     (5,425,183)    (5,425,183)
Accretion of redemption value
  of redeemable convertible
  preferred stock............          --        --     (691,535)          --               --             --       (691,535)
                               ----------   -------   ----------    ---------      -----------    -----------    -----------
Balances at December 25,
  1999.......................  50,042,580   $50,043   $5,370,588    $ (86,259)     $  (221,282)   $(8,570,219)   $(3,457,129)
                               ==========   =======   ==========    =========      ===========    ===========    ===========

                See accompanying Notes to Financial Statements.

                           EMERALD -- DELAWARE, INC.

                            STATEMENTS OF CASH FLOWS
 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

                                                                          FISCAL YEAR ENDED
                                                              ------------------------------------------
                                                              DECEMBER 27,   DECEMBER 26,   DECEMBER 25,
                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss).........................................  $(3,853,045)   $   708,009    $(5,425,183)
                                                              -----------    -----------    -----------
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization...........................       54,687        296,867        819,871
    Loss on disposal of equipment...........................           --             --         40,013
    Compensation expense related to stock options...........           --             --         18,921
    Stock issued for services rendered......................           --             --         20,000
    Equity in losses of unconsolidated subsidiary...........      170,211             --             --
    Loss on investment in subsidiary held for disposal......      238,650             --             --
    Changes in certain assets and liabilities, net of effect
      of subsidiary disposition:
      Accounts receivable...................................     (730,771)    (1,409,480)    (4,067,089)
      Receivable from related party.........................           --        (54,947)    (1,719,193)
      Prepaid expenses......................................     (117,463)      (143,672)      (131,162)
      Other assets..........................................      (82,727)        (5,280)      (233,684)
      Accounts payable, accrued compensation and other
        accrued liabilities.................................    1,486,911         40,592      3,905,103
      Deferred revenue......................................       82,462        292,860           (907)
                                                              -----------    -----------    -----------
        Net cash used in operating activities...............   (2,751,085)      (275,051)    (6,773,310)
                                                              -----------    -----------    -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (755,926)    (1,028,939)    (3,220,316)
  Proceeds from disposition of assets held for sale.........           --        548,780             --
  Cash paid for acquisition.................................     (971,493)            --             --
                                                              -----------    -----------    -----------
      Net cash used in investing activities.................   (1,727,419)      (480,159)    (3,220,316)
                                                              -----------    -----------    -----------
Cash provided by financing activities:
  Proceeds from issuance of common stock....................           --        639,751             --
  Payment of stock subscriptions receivable.................    4,618,899        194,665         74,888
  Proceeds from issuance of preferred stock.................           --             --      6,515,887
  Exercise of stock options.................................           --        129,842         99,570
  Proceeds from line of credit, net.........................           --             --      5,000,000
  Increase in other long-term liabilities...................           --         31,416             --
  Repayment of capital lease obligations....................      (13,229)       (64,897)       (91,097)
  Issuance of notes receivable to finance common stock
    acquisitions............................................           --             --       (200,000)
                                                              -----------    -----------    -----------
      Net cash provided by financing activities.............    4,605,670        930,777     11,399,248
                                                              -----------    -----------    -----------
      Net increase in cash and cash equivalents.............      127,166        175,567      1,405,622
Cash and cash equivalents at beginning of year..............           --        127,166        302,733
                                                              -----------    -----------    -----------
Cash and cash equivalents at end of year....................  $   127,166    $   302,733    $ 1,708,355
                                                              ===========    ===========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for income taxes................  $        --    $    59,707    $        --
  Cash paid during the year for interest....................           --             --         80,017
                                                              ===========    ===========    ===========
Supplemental schedule of noncash investing and financing
  activities:
  Equipment acquired through capital lease obligations......      221,892             --        321,930
  Common stock issued in acquisitions.......................      384,928             --             --
  Reacquisition of common stock in conjunction with sale of
    subsidiary..............................................           --        271,220             --
  Stock subscriptions receivable............................    2,754,484         95,250             --
  Stock issued in settlement of a liability.................           --         94,381             --
  Accretion of redemption value of redeemable convertible
    preferred stock.........................................  $        --    $        --    $   691,535
                                                              ===========    ===========    ===========

                See accompanying Notes to Financial Statements.

                           EMERALD -- DELAWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

     Emerald -- Delaware, Inc. (formerly Emerald Solutions, Inc.) (the "Company") was incorporated in Washington State in November 1996, with substantive operations beginning in January 1997. During 1999, the Company was reincorporated in the State of Delaware. The Company is an e-business services company that designs and builds Internet-based business solutions by integrating digital business strategy with both emerging and existing information technologies. The Company helps its clients to create new e-businesses or to expand and improve their existing e-business activities. The Company's solutions enable their clients to use the Internet to enhance relationships with their customers and business partners, improve the efficiency of their operations and create new revenue opportunities.

(B) BASIS OF PRESENTATION

     The Company's fiscal year ends on the last Saturday in December. Fiscal years 1997, 1998 and 1999 included 52 weeks.

(C) REVENUE RECOGNITION

     The Company delivers services under fixed fee and time and materials contracts. Revenues earned under fixed-fee contracts are generally recognized as services are rendered, using the percentage-of-completion method of accounting (measured based on the ratio of hours worked to date to the estimated total hours at completion). Any estimated losses on projects in progress are recognized in their entirety in the period such losses become known. Revenues earned under time-and-materials contracts are generally recognized as services are provided. Revenues earned in excess of billings represent revenue recognized in advance of amounts billed and are included in trade accounts receivable. Billings in excess of revenues earned are classified as deferred revenues. Revenue excludes reimbursed expenses charged to and collected from clients.

(D) CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents primarily consist of amounts held in money market funds.

(E) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful lives.

     The Company periodically assesses the recoverability of long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(F) INCOME TAXES

     Income taxes are stated using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities, for differences between the financial statement and tax basis of existing assets and liabilities and tax carryforwards and tax credits measured using the enacted tax rates and laws expected to apply in the years in which those differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in results of operations in the period that includes the enactment date.

(G) STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123). Compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma results are presented as if compensation cost for stock options issued to employees had been determined pursuant to SFAS No. 123.

(H) NET EARNINGS (LOSS) PER SHARE

     Basic net earnings (loss) per share is computed by dividing net income
(loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net earnings (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common and dilutive common equivalent shares deemed to be outstanding during the period. Net income (loss) applicable to common stockholders consists of net income (loss) as adjusted for the impact of accretion of redeemable convertible preferred stock to its redemption value. The calculation of diluted net income (loss) per share excludes potential common shares if the effect is antidilutive.

(I) RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

(J) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(K) SEGMENT INFORMATION

     Revenues almost entirely consist of fees received for professional services. The Company organizes its information reporting by geographical location and by management responsibility for client projects. Since inception, the Company operated in a single business segment providing E-Business Engineering services within the United States. Expenses incurred are reported according to their expense category. No further segment segregation is considered meaningful at this time.

(L) FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The fair value of the Company's financial instruments approximates their financial statement carrying amount. The financial instruments have a short term until maturity or settlement in cash and therefore the carrying value approximates fair value. Accounts receivable are typically unsecured and are derived from revenue earned from clients located in the United States. The Company performs ongoing credit evaluations of its clients' financial condition and records an allowance for potential credit losses based upon the expected collectibility of total accounts receivable. To date, the Company has not experienced any material credit losses.

     The Company derives a significant portion of its revenues from projects with a limited number of clients. The following customers represent 10% or more of the Company's revenues during the years ended December 27, 1997, December 26, 1998 and December 25, 1999:

                                                        CUSTOMER ACCOUNTS
                             CUSTOMER AS A % OF    RECEIVABLE AS A % OF TRADE
         CUSTOMER                 REVENUE              ACCOUNTS RECEIVABLE
         --------            ------------------    ---------------------------
1997:
A..........................          71%                       25%
B..........................          10                        23
1998:
A..........................          18                         8
C..........................          25                        23
D..........................          13                        22
E..........................          13                        13
1999:
C..........................          35                        22

(M) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

adoption of this statement is not expected to have a material impact on our financial statements.

     In December 1999, the SEC released Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements," which we adopted December 26, 1999. SAB 101 provides guidance on revenue recognition issues. SAB 101 did not have a material impact on our financial statements.

(N) Initial Public Offering and Unaudited Pro Forma Balance Sheet

     In January 2000, the board of directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO).

     If the offering is consummated under the terms presently anticipated, all of the then outstanding shares of the Company's redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis upon closing of the proposed IPO. The conversion of the redeemable convertible preferred stock has been reflected in the accompanying unaudited pro forma balance sheet as if it had occurred on December 25, 1999.

(2) ACCOUNTS RECEIVABLE

     Trade accounts receivable at December 26, 1998 and December 25, 1999 consists of the following:

                                                    1998          1999
                                                 ----------    ----------
Trade accounts receivable......................  $1,673,398    $4,649,471
Revenues earned in excess of billings..........     544,228     1,835,243
                                                 ----------    ----------
                                                  2,217,626     6,484,714
Less allowance for doubtful accounts...........      50,000       249,999
                                                 ----------    ----------
          Trade accounts receivable, net.......  $2,167,626    $6,234,715
                                                 ==========    ==========

     At December 26, 1998, the Company had $42,391 in accounts receivable and $12,556 in revenues earned in excess of billings related to Greens.com. At December 25, 1999, the Company has $857,545 in accounts receivable and $916,595 in revenues earned in excess of billings related to Greens.com. Steven Darrow, Chairman of the Company, is also Chairman of Greens.com. Mr. Darrow has signed a personal guarantee on the repayment of all Greens.com accounts receivable and revenues earned in excess of billings up to $4,500,000. The Company's board of directors approved the contracts with Greens.com prior to their execution. All balances due from Greens.com as of December 25, 1999 were collected in February 2000.

     Included in revenues for the years ended December 27, 1997, December 26, 1998 and December 25, 1999 is approximately $0, $55,000 and $3,384,000, respectively, of services fees charged to Greens.com.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(3) PROPERTY AND EQUIPMENT

     Property and equipment, net, at December 26, 1998 and December 25, 1999 consists of the following:

                                                    1998          1999
                                                 ----------    ----------
Office furniture...............................  $  352,863    $  706,102
Computer equipment.............................   1,061,244     3,034,879
Computer software..............................     364,272     1,027,163
Leasehold improvements.........................     228,378       718,116
                                                 ----------    ----------
                                                  2,006,757     5,486,260
Less accumulated depreciation and
  amortization.................................     318,668     1,032,628
                                                 ----------    ----------
          Property and equipment, net..........  $1,688,089    $4,453,632
                                                 ==========    ==========

     Depreciation and amortization of property and equipment was $45,015, $273,653 and $736,690 for the years ended December 27, 1997, December 26, 1998 and December 25, 1999, respectively.

     Included in office furniture and computer equipment is the gross amount of furniture, computer equipment and related accumulated amortization recorded under capital leases at December 26, 1998 and December 25, 1999 as follows:

                                                      1998        1999
                                                    --------    --------
Office furniture..................................  $221,892    $208,662
Computer equipment................................        --     321,930
                                                    --------    --------
                                                     221,892     530,592
Less accumulated amortization.....................    69,554     147,601
                                                    --------    --------
                                                    $152,338    $382,991
                                                    ========    ========

(4) LINE OF CREDIT

     At December 26, 1998 the Company had an operating line of credit with a bank, which provided for up to the lesser of $2,000,000 or 70% of eligible accounts receivable at a borrowing rate of 0.65% above the bank's prime rate. During fiscal year 1999, the line of credit was replaced with a revolving credit facility with the same bank which provides for borrowings of up to the lesser of $5,000,000 or 85% of eligible accounts receivable. Borrowings under this credit facility bear interest at the bank's prime rate plus 2.25% (10.75% at December 25, 1999) and are secured by substantially all Company assets. At December 25, 1999, amounts borrowed under this facility were $5,000,000. In connection with the facility, the bank requires the maintenance of certain financial covenants.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(5) LEASES

     The Company leases office space and equipment under long-term noncancelable operating and capital leases with various expirations through 2009. Future minimum lease payments under noncancelable operating and capital leases at December 25, 1999 are as follows:

                                                         CAPITAL      OPERATING
                                                          LEASES       LEASES
                                                         --------    -----------
2000...................................................  $194,856    $ 2,375,890
2001...................................................   117,454      2,393,691
2002...................................................   107,667      1,841,855
2003...................................................        --      1,003,327
2004...................................................        --        976,177
Thereafter.............................................        --      2,432,407
                                                         --------    -----------
          Total minimum lease payments.................   419,977     11,023,347
                                                                     ===========
Amounts due under noncancelable subleases..............        --        401,476
                                                                     ===========
Less amounts representing interest at 9% to 10%........    45,378
                                                         --------
          Present value of future minimum lease
            payments...................................   374,599
Less current portion of capital lease obligations......   163,882
                                                         --------
          Long-term capital lease obligations,
            excluding current portion..................  $210,717
                                                         ========

     Total rent expense for operating leases during the years ended December 27, 1997, December 26, 1998 and December 25, 1999 amounted to approximately $155,000, $774,000 and $1,379,661, respectively.

(6) REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In March 1999, the Company issued 13,333,334 shares of Redeemable Convertible Preferred Stock (Series A Preferred Stock) at $0.525 per share for net proceeds totaling $6,515,887.

     A summary of the significant terms of the Series A Preferred Stock is as follows:

     - Conversion

     Each share of Series A Preferred Stock can be converted at the option of the holder at any time after issuance according to a conversion ratio, subject to adjustment for dilution. The initial conversion ratio is determined by dividing the original issue price of $0.525 by the conversion price in effect at the time the shares are converted. The conversion price is the original issue price adjusted for subsequent equity adjustments. Each share of Series A Preferred Stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio, upon the closing of a public offering of common stock at a per share price of at least $1.575 per share with gross proceeds of at least $20,000,000. In addition, each share of Series A Preferred Stock shall automatically convert into shares of common stock upon the date specified by vote or written consent or agreement of holders of a majority of the outstanding shares of Series A Preferred Stock.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

     - Redemption

     At the election of the holders of at least a majority of the outstanding shares of Series A Preferred Stock on or any time after November 1, 2002, the corporation will redeem the Series A Preferred Stock in two equal consecutive installments. The first redemption date shall be within 120 days following the date of the redemption election, and the second redemption date shall occur on the first anniversary of the first redemption date. The redemption price shall equal the original issue price per share, plus all declared but unpaid dividends, plus an amount that will return a 10% internal rate of return calculated upon the original issue price over and above all declared dividends on such shares.

     The Company accounts for the difference between the carrying amount of redeemable preferred stock and the redemption amount by increasing the carrying amount for periodic accretion using the interest method, so that the carrying amount will equal the redemption amount at the redemption date.

     - Voting

     Each share of Series A Preferred stock has voting rights equal to common stock into which it is convertible on the record date of the vote. Holders of common stock are entitled to vote as a separate class for any remaining directors.

     - Dividends

     Holders of Series A Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of 8% of the original issue price per share when and if declared by the board of directors. The board of directors has not declared any dividends as of December 25, 1999. In the event of a conversion of the Series A Preferred Stock, any declared and unpaid dividends shall be paid at the election of the holder in cash or common stock at its then fair market value. If dividends or other distributions are paid on the common stock, the holders of Series A Preferred Stock are entitled to the preferential dividends above and are entitled to per share dividends equal to those declared or paid to holders of common stock.

     - Liquidation

     In the event of liquidation, dissolution or winding up of the corporation, either voluntary or involuntary, holders of Series A Preferred Stock are entitled to receive, prior to the distribution of any corporation assets, an amount of $0.525 per share in addition to any declared but unpaid dividends. If the assets of the corporation are insufficient to permit payment to the holders of Series A Preferred Stock, then the entire assets and funds of the corporation legally available for distribution shall be distributed ratably between holders of Series A Preferred Stock in proportion to the product of the liquidation preference of each such share and the number of such shares owned by each holder.

     After the original liquidation distribution has been paid to the holders of Series A Preferred Stock, the remaining assets of the corporation shall be distributed among the holders of the common stock and Series A Preferred Stock on an as-converted basis, as long as the remaining assets to be distributed to the holders of Series A Preferred Stock are 4.5 times the original Series A Preferred Stock price per share. Any remaining assets will be distributed pro-rata solely to holders of common stock.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(7) STOCKHOLDERS' EQUITY (DEFICIT)

(A) STOCK SUBSCRIPTIONS RECEIVABLE

     The Company had common stock subscriptions receivable totaling $96,170 and $221,282 at December 26, 1998 and December 25, 1999, respectively. The receivables at December 25, 1999 primarily are collateralized by the stock, bear interest at 5.82% and are due in 2004. Additionally, the agreements provide for full recourse against the holder.

     On July 30, 1999, a stockholder of the Company sold 333,333 shares of common stock to two executives at fair market value. The purchase of the common stock was facilitated through two loans by the Company to the employees totaling $200,000. The notes are due on July 30, 2004, and are secured by the 333,333 shares of stock sold to the employees. The notes are full recourse and bear interest at a rate of 5.82%. The balance of the receivables at December 25, 1999 was $200,000 and is recorded under stock subscriptions receivable.

(B) EARNINGS (LOSS) PER SHARE

     The following table reconciles the Company's reported net income (loss) to net income (loss) applicable to common stockholders used to compute basic and diluted earnings (loss) per share for the years ended December 27, 1997, December 26, 1998 and December 25, 1999:

                                                1997           1998           1999
                                             -----------    -----------    -----------
Net income (loss)..........................  $(3,853,045)   $   708,009    $(5,425,183)
Accretion of redemption value of redeemable
  convertible preferred stock..............           --             --        691,535
                                             -----------    -----------    -----------
Net income (loss) applicable to common
  stockholders.............................  $(3,853,045)   $   708,009    $(6,116,718)
                                             ===========    ===========    ===========
Shares used to calculated basic earnings
  (loss) per share.........................   41,847,572     48,720,903     49,825,516
Basic earnings (loss) per share............  $     (0.09)   $      0.01    $     (0.12)
Dilutive effect of stock options...........           --      2,189,671             --
Shares used to calculate dilutive earnings
  (loss) per share.........................   41,847,572     50,910,574     49,825,516
Diluted earnings (loss) per share..........  $     (0.09)   $      0.01    $     (0.12)

     The computation of diluted earnings (loss) per share excludes the following options to acquire shares of common stock for the years ended December 27, 1997, December 26, 1998 and December 25, 1999 because the effect would be antidilutive:

                                                1997           1998           1999
                                             -----------    -----------    -----------
Shares of common stock.....................    4,900,700      3,850,700     14,116,694
                                             -----------    -----------    -----------
Weighted average exercise price per
  share....................................  $      0.15    $      0.35    $      0.44

     In addition, the computation of diluted earnings (loss) per share during the year ended December 25, 1999 excluded shares issuable upon conversion of 13,333,334 shares of redeemable convertible preferred stock because the effect would be antidilutive.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(8) NET OTHER EXPENSE

     Net other expense for the years ended December 27, 1997, December 26, 1998 and December 25, 1999 consists of the following:

                                                1997           1998           1999
                                             -----------    -----------    -----------
Interest income............................  $        --    $     3,514    $   103,588
Interest expense...........................         (321)       (12,221)      (123,594)
                                             -----------    -----------    -----------
          Net other expense................  $      (321)   $    (8,707)   $   (20,006)
                                             ===========    ===========    ===========

(9) INCOME TAXES

     The Company had federal net operating loss carryforwards available to offset future taxable income of approximately $2,855,000 and $7,129,000 at December 26, 1998 and December 25, 1999, respectively. These operating loss carryforwards expire in varying amounts beginning in 2017. The amount of benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. Income tax expense (benefit) differs from "expected" income tax expense (benefit) (computed by applying the U.S. federal income tax rate of 35%) as follows for the years ended December 27, 1997, December 26, 1998 and December 25, 1999:

                                                  1997          1998          1999
                                               -----------    ---------    -----------
Computed "expected" tax expense (benefit)....  $(1,348,566)   $ 268,701    $(1,910,854)
Meals and entertainment......................        9,415       32,742        123,271
Other........................................      (27,376)      57,882         (5,246)
State income taxes...........................          527       29,902        (21,710)
Increase (decrease) in valuation allowance...    1,366,000     (329,520)     1,780,139
                                               -----------    ---------    -----------
          Tax expense (benefit)..............  $        --    $  59,707    $   (34,400)
                                               ===========    =========    ===========

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

     The tax effects of temporary differences and operating loss carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 26, 1998 and December 25, 1999 are as follows:

                                                                 1998           1999
                                                              -----------    -----------
Deferred tax assets:
  Deferred revenue..........................................  $   131,363    $   160,254
  Capital loss carryforward.................................      143,101        143,101
  Net operating loss carryforwards..........................      999,126      2,495,296
  Accrued liabilities.......................................       64,438        250,799
  Other.....................................................       31,204        106,815
                                                              -----------    -----------
          Total gross deferred tax assets...................    1,369,232      3,156,265
Valuation allowance.........................................   (1,036,480)    (2,816,619)
                                                              -----------    -----------
          Net deferred tax assets...........................      332,752        339,646
                                                              -----------    -----------
Deferred tax liabilities:
  Depreciation and amortization.............................     (137,878)      (339,646)
  Other.....................................................     (194,874)            --
                                                              -----------    -----------
          Total gross deferred tax liabilities..............     (332,752)      (339,646)
                                                              -----------    -----------
          Net deferred taxes................................  $        --    $        --
                                                              ===========    ===========

     Realization of deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these deferred tax assets, the Company has provided a valuation allowance to the extent its deferred tax assets exceed its deferred tax liabilities.

(10) ACQUISITION OF SERVERLOGIC CORPORATION

     On September 8, 1997, the Company acquired all the outstanding shares of common stock of ServerLogic Corporation ("ServerLogic"), a Washington based provider of PowerBuilder add-on products and client/server consulting solutions. The purchase price consisted of $900,000 in cash and 1,075,440 shares of common stock valued at $268,861. The acquisition was recorded using the purchase method of accounting. The purchase price of $1,168,861 was allocated to assets acquired and liabilities assumed based on the fair value at the date of acquisition. The excess of the purchase price over the fair value of the net identifiable assets was recorded as goodwill in the amount of $920,000, and was being amortized on the straight-line basis over ten years.

     The Company advanced $60,000 to ServerLogic in September 1997. Prior to December 27, 1997, the Company committed to a plan of action wherein they would sell all of the outstanding common stock of ServerLogic to three of the Company's employee stockholders in exchange for $550,000 in cash, forgiveness of the $60,000 advance, and 1,080,000 shares of Company stock, valued at $270,000, held by such stockholders. The loss on investment in subsidiary held for disposal includes the write-off of the unamortized goodwill acquired in the original purchase transaction. The transaction was consummated on December 31, 1997.

     The results of ServerLogic's operations from September 8, 1997 through December 27, 1997, consisting of revenues of $1,949,819 and net loss of $170,211 have been accounted

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

for using the equity method and are included in the Company's financial statements as equity in losses of unconsolidated subsidiary.

(11) STOCK OPTION PLAN

     In 1997, the Company's board of directors and stockholders adopted and approved the Emerald -- Delaware, Inc. 1997 Stock Incentive Compensation Plan (the 1997 Plan), which provides for the issuance of nonqualified and incentive stock options to officers, directors, employees and consultants to acquire shares of common stock. The exercise price for incentive stock options shall not be less than the fair market value of the Company's common stock on the date of grant and generally the options vest at 20% after the end of the first year and ratably each month for the next four years.

     In 1999, the Company's board of directors adopted and approved the 1999 Non-Employee director Stock Option Plan (the 1999 Plan), which provides for the issuance of nonqualified stock options to non-employee directors to acquire shares of common stock. The exercise price for stock options shall be 100% of the fair market value of the Company's common stock on the date of grant and the options generally vest ratably over the one to three year term of the non-employee director.

     All options under the 1997 and 1999 Plans expire 10 years from the date of grant and revert back to the option pool if cancelled. The Company has reserved 19,000,000 shares of common stock for issuance under the 1997 Plan and 1,000,000 shares of common stock for issuance under the 1999 Plan.

     A summary of the Company's stock option activity is as follows:

                                                           OUTSTANDING OPTIONS
                                                ------------------------------------------
                                                  SHARES                       WEIGHTED
                                                AVAILABLE     NUMBER OF        AVERAGE
                                                FOR GRANT       SHARES      EXERCISE PRICE
                                                ----------    ----------    --------------
Plan introduction.............................  15,000,000            --        $  --
Options granted...............................  (6,638,400)    6,638,400         0.14
Options forfeited.............................   1,737,700    (1,737,700)        0.11
                                                ----------    ----------
Balances at December 27, 1997.................  10,099,300     4,900,700         0.15
Options granted...............................  (6,804,475)    6,804,475         0.32
Options forfeited.............................   1,583,609    (1,583,609)        0.25
Options exercised.............................          --      (518,375)        0.25
                                                ----------    ----------
Balances at December 26, 1998.................   4,878,434     9,603,191         0.25
Plan amendment and adoption...................   5,000,000            --           --
Options granted...............................  (6,352,535)    6,352,535         0.68
Options forfeited.............................   1,321,952    (1,321,952)        0.35
Options exercised.............................          --      (517,080)        0.19
                                                ----------    ----------
Balances at December 25, 1999.................   4,847,851    14,116,694         0.44
                                                ==========    ==========

     Options exercisable at December 27, 1997, December 26, 1998 and December 25, 1999 were 154,636, 1,746,060, and 3,093,267 respectively.

     Those individuals who purchased the outstanding stock of ServerLogic in 1997 became immediately vested in 450,000 employee stock options. No compensation charge was

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

recognized as the intrinsic value of the options was $0 at the time of this modification. Such individuals remain common stockholders of the Company.

     The following table summarizes information concerning currently outstanding and exercisable options at December 25, 1999:

                             WEIGHTED
                              AVERAGE     WEIGHTED                 WEIGHTED
                             REMAINING    AVERAGE                  AVERAGE
  EXERCISE      NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
   PRICE      OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
------------  -----------   -----------   --------   -----------   --------
$0.10          2,350,000     6.4 years     $0.10      1,483,480     $0.10
 0.25 - 0.35   7,599,459     8.7 years      0.32      1,553,537      0.29
 0.50 - 0.75   2,999,660     9.6 years      0.56         56,250      0.60
 1.47 - 1.60   1,167,575     9.9 years      1.57             --        --
              ----------                              ---------
              14,116,694                   $0.44      3,093,267     $0.21
              ==========                              =========

     Had compensation expense for the Company's stock option plans been determined based on the fair value methodology under SFAS No. 123, the Company's net income (loss) as reported for the years ended December 27, 1997, December 26, 1998 and December 25, 1999 would have been changed to the pro forma amounts indicated in the table below.

                                               1997         1998        1999
                                            -----------   --------   -----------
Net income (loss):
  As reported.............................  $(3,853,045)  $708,009   $(5,425,183)
  Pro forma...............................   (3,959,565)   567,968    (5,866,046)
Net income (loss) applicable to common
  stockholders:
  As reported.............................   (3,853,045)   708,009    (6,116,718)
  Pro forma...............................   (3,959,565)   567,968    (6,557,581)
Basic and diluted earnings (loss) per
  share:
  As reported.............................        (0.09)      0.01         (0.12)
  Pro forma...............................        (0.09)      0.01         (0.13)

     The fair value of options granted was estimated using the minimum value method. The weighted average fair value of stock options granted where the exercise price equaled the fair market value of the Common stock at time of grant was $.03, $.07 and $0.14 per share during 1997, 1998 and 1999, respectively, using the following assumptions:

                                                      1997       1998        1999
                                                     -------    -------    ---------
Risk-free interest rate............................    5.50%      5.25%        5.35%
Expected option lives..............................  5 years    5 years    4.5 years
Assumed dividend rate..............................       0%         0%           0%

     During 1999, the Company granted certain options with exercise prices less than the then current fair market value. The Company recorded deferred compensation of $105,180 for the intrinsic value of the options and will recognize the amount as compensation expense over the vesting period of the options. The fair market value of these options was $0.22 per share.

                           EMERALD -- DELAWARE, INC.

 FISCAL YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998 AND DECEMBER 25, 1999

(12) 401(k) SAVINGS PLAN

     The Company's Retirement/Savings Plan (401(k) Plan) under Section 401(k) of the Internal Revenue Code covers those employees that meet eligibility requirements. Eligible employees may contribute up to 15% of their compensation subject to Internal Revenue Code provisions. Under the 401(k) Plan, management may, but is not obligated to, match a portion of the employee contributions up to a defined maximum.

     The Company contributed $0, $121,011 and $523,782 during the years ended December 27, 1997, December 26, 1998 and December 25, 1999, respectively.

(13) CONTINGENCIES

     The Company is involved in legal and administrative proceedings and claims of various types from time to time. While any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company.

(14) SUBSEQUENT EVENT

     In February 2000, the Company amended its articles of incorporation and designated 2,000,000 of its preferred shares as Series B convertible redeemable preferred stock (Series B Preferred Stock). Also, in February 2000, the Company entered into agreements to sell 2,000,000 shares of Series B Preferred Stock for $5.0 million. The shares of Series B Preferred Stock have similar rights and preferences as the shares of Series A Preferred Stock except they are non-voting, the initial conversion ratio is based on the original issue price of $2.50 per share, and the liquidation price is $3.50 per share for the first twelve months after issuance and $4.50 per share thereafter. In addition, the Series B Preferred Stockholders will have the right to convert their shares into Series B-1 voting preferred stock upon certain regulatory approvals. The Series B-1 preferred stock will have identical rights as the Series B Preferred Stock except it will also have voting rights.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Special Note Regarding Forward-
  Looking Statements..................   12
Use of Proceeds.......................   13
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Selected Financial Data...............   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   25
Management............................   36
Certain Relationships and Related
  Transactions........................   44
Principal Stockholders................   47
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   52
Underwriting..........................   53
Legal Matters.........................   55
Experts...............................   55
Additional Information................   55
Index to Financial Statements.........  F-1

DEALER PROSPECTUS DELIVERY OBLIGATION: UNTIL             , 2000 (25 DAYS AFTER
THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                    SHARES

   COMMON STOCK
   DEUTSCHE BANC ALEX. BROWN

   ROBERTSON STEPHENS

   ADAMS, HARKNESS & HILL, INC.

   PACIFIC CREST
   PROSPECTUS

               , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $13,200
NASD filing fee.............................................    5,500
Nasdaq National Market listing fee..........................
Printing and engraving costs................................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Blue Sky fees and expenses..................................    5,000
Transfer Agent and Registrar fees...........................        *
Miscellaneous expenses......................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

-------------------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Our Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Our Bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Within the last three years, we have issued and sold unregistered securities to a limited number of persons, as described below.

          (1) Since our inception, we have issued and sold an aggregate of 50,042,580 shares of common stock to our officers and directors and to certain other individuals at purchase prices ranging from $0.12 to $1.60 per share.

          (2) Since our inception and through December 25, 1999, we have granted options to purchase an aggregate of 19,120,410 shares of common stock to employees, directors and consultants under our 1997 Stock Incentive Compensation Plan at exercise prices ranging from $0.10 to $1.60 per share. Of the 19,120,410 options granted, options to acquire 13,441,694 shares of our common stock remain outstanding, 1,035,455 shares have been issued pursuant to exercise of stock options and options to acquire 4,643,261 shares of our common stock have been canceled and returned to the 1997 Stock Incentive Compensation Plan as of December 25, 1999.

          (3) Since our inception, we have granted options to purchase an aggregate of 675,000 shares of common stock to non-employee directors under our 1999 Non-Employee director Stock Option Plan at an exercise price of $0.60 per share. All of these options remain outstanding, and no shares of our common stock have been issued pursuant to the exercise of these stock options.

          (4) In February 1999, we issued and sold an aggregate of 13,333,334 shares of our series A preferred stock in exchange for cash in the aggregate amount of $7.0 million to six investors.

          (5) In February 2000, we issued and sold an aggregate of 2,000,000 shares of our Series B Preferred Stock in exchange for cash in the aggregate amount of $5.0 million to five investors.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

     The Exhibits are as set forth on the Exhibit Index hereto.

(B) FINANCIAL STATEMENT SCHEDULES

                          SCHEDULE                            PAGE
                          --------                            ----
II -- Valuation and Qualifying Accounts.....................  S-1

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

     We hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

     We hereby undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1993, as amended, Emerald -- Delaware, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 15th day of February, 2000.

                                          Emerald -- Delaware, Inc.

                                          By       /s/ MARTIN WRIGHT
                                            ------------------------------------
                                                       Martin Wright
                                               president and chief executive
                                                           officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven L. Darrow and Jerry N. Grant and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                   TITLE                     DATE
                   ---------                                   -----                     ----
               /s/ MARTIN WRIGHT                  president and chief executive    February 15, 2000
------------------------------------------------  officer and director (Principal
                (Martin Wright)                   Executive Officer)

               /s/ JERRY N. GRANT                 Senior Vice president of         February 15, 2000
------------------------------------------------  Finance, chief financial
                (Jerry N. Grant)                  officer, secretary and director
                                                  (Principal Financial Officer)

              /s/ STEVEN L. DARROW                chairman of the board            February 15, 2000
------------------------------------------------
               (Steven L. Darrow)

              /s/ MICHAEL BEALMEAR                director                         February 15, 2000
------------------------------------------------
               (Michael Bealmear)

            /s/ CHARLES SCOTT GIBSON              director                         February 15, 2000
------------------------------------------------
             (Charles Scott Gibson)

             /s/ PAUL G. MARDESICH                director                         February 15, 2000
------------------------------------------------
              (Paul G. Mardesich)

             /s/ C. TOMS NEWBY, III               director                         February 15, 2000
------------------------------------------------
              (C. Toms Newby, III)

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                            EMERALD SOLUTIONS, INC.
FOR THE YEARS ENDED DECEMBER 27, 1997, DECEMBER 26, 1998, AND DECEMBER 25, 1999

                                             BALANCE AT    CHARGED TO                 BALANCE
                                            BEGINNING OF   COSTS AND    DEDUCTIONS   AT END OF
               DESCRIPTION                      YEAR        EXPENSES       (1)         YEAR
               -----------                  ------------   ----------   ----------   ---------
YEAR ENDED DECEMBER 27, 1997:
  Valuation accounts deducted from assets:
     Allowance for doubtful accounts
       receivable.........................    $    --       $ 50,000     $     --    $ 50,000
YEAR ENDED DECEMBER 26, 1998:
  Valuation accounts deducted from assets:
     Allowance for doubtful accounts
       receivable.........................     50,000         30,105      (30,105)     50,000
YEAR ENDED DECEMBER 25, 1999:
  Valuation accounts deducted from assets:
     Allowance for doubtful accounts
       receivable.........................     50,000        229,084      (29,085)    249,999

-------------------------
(1) Represents amounts written off.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
 1.1*     Form of Underwriting Agreement
 3.1      Amendment and Restated Certificate of Incorporation of the
          Registrant, as currently in effect
 3.2*     Form of Amended and Restated Certificate of Incorporation of
          the Registrant
 3.3      Bylaws of the Registrant
 4.1      Reference is made to Exhibits 3.1, 3.2 and 3.3
 4.2*     Specimen certificate for common stock
 5.1*     Opinion of Morrison & Foerster LLP
10.1      Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2      Employment Agreement dated January 27, 1997 between the
          Registrant and Martin Wright
10.3      Employment Agreement dated January 7, 1997 between the
          Registrant and Jerry Grant
10.4      Employment Agreement dated August 21, 1997 between the
          Registrant and Mark Markowitz
10.5      Employment Agreement dated January 18, 1999 between the
          Registrant and Jim Gruher
10.7      1997 Stock Incentive Compensation Plan and forms of
          agreements thereunder
10.8      1999 Non-Employee director Stock Option Plan and form of
          agreements thereunder
23.1      Consent and report on schedule of KPMG LLP, independent
          auditors
23.2      Consent of Counsel (see Exhibit 5.1)
24.1      Power of Attorney (Registration Statement signature page)
27.1      Financial Data Schedules

-------------------------
* To be filed by amendment.